As filed with the Securities and Exchange Commission on December 5, 2005

Registration No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

INITIAL REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.	☐ Post-Effective Amendment No.

and/or

INITIAL REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 41

Massachusetts Mutual Variable Annuity Separate Account 4

(Exact Name of Registrant)

Massachusetts Mutual Life Insurance Company

(Name of Depositor)

1295 State Street, Springfield, Massachusetts 01111

(Address of Depositor’s Principal Executive Offices)

(413) 788-8411

Robert Liguori

Senior Vice President and Deputy General Counsel

Massachusetts Mutual Life Insurance Company

1295 State Street

Springfield, Massachusetts 01111

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:    Continuous.

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b) of Rule 485.

☐	on pursuant to paragraph (b) of Rule 485.

☐	60 days after filing pursuant to paragraph (a) of Rule 485.

☐	on pursuant to paragraph (a) of Rule 485.

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Individual or Group Deferred Variable Annuity Contract

This Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

CROSS REFERENCE TO ITEMS

REQUIRED BY FORM N-4

N-4 Item	Caption in Prospectus
1	Cover Page

2	Index of Special Terms

3	Table of Fees and Expenses

4	Not Applicable

5	The Company; Investment Choices

6	Expenses; Distributors

7	Contract Roles; Purchasing the Contract; Voting Rights; Reservation of Rights; Contract Value; Cover Page

8	The Income Phase

9	Death Benefit

10	Contract Value; Distributors

11	Withdrawals

12	Federal Taxes

13	Legal Proceedings

14	Additional Information Caption in Statement of Additional Information

Caption in Statement of Additional Information
15	Cover Page

16	Table of Contents

17	Company

18	Distribution; Experts; Custodian

19	Purchase of Securities Being Offered

20	Distribution

21	Not Applicable

22	Annuity Payments

23	Financial Statements

PART A

INFORMATION REQUIRED IN A PROSPECTUS

Massachusetts Mutual Life Insurance Company

Massachusetts Mutual Variable Annuity Separate Account 4

MassMutual Equity EdgeSM Single Premium Deferred Variable Annuity

This prospectus describes a single premium individual deferred variable annuity contract offered by Massachusetts Mutual Life Insurance Company. The contract provides for accumulation of contract value generally with a Principal Protection Benefit and annuity payments on a fixed and/or variable basis. The contract offers as investment choices a fixed account and the following funds offered through our separate account, Massachusetts Mutual Variable Annuity Separate Account 4.

MML Equity Index Fund (Class I)*

MML Money Market Fund**

*	eligible for the Principal Protection Benefit
**	Available only upon expiration of a benefit period and not eligible for the Principal Protection Benefit

Please read this prospectus before investing. You should keep it for future reference. It contains important information about the contract.

To learn more about the contract, you can obtain a copy of the Statement of Additional Information (SAI), dated April X, 2005. We filed the SAI with the Securities and Exchange Commission (SEC) and it is legally a part of this prospectus. The SEC maintains a web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on page X of this prospectus. For a free copy of the SAI, or for general inquiries, call our Annuity Service Center at (800) 272-2216 (press 2) or write to: MassMutual Financial Group, Annuity Service Center HUB, P.O. Box 9067, Springfield, MA 01102-9067.

The contract:

•	is not a bank or credit union deposit or obligation.
•	is not FDIC or NCUA insured.
•	is not insured by any federal government agency.
•	is not guaranteed by any bank or credit union.
•	may go down in value.

The SEC has not approved the contract or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

The information in this prospectus is not complete and may be amended. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any state that does not permit the offer or sale.

May X, 2006

Index of Special Terms

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.

Page

Accumulation Phase

Accumulation Unit

Age

Annuitant

Annuity Date

Annuity Options

Annuity Payments

Annuity Service Center

Annuity Unit Value

Benefit Period Expiration Date

Benefit Period

Contingent Deferred Sales Charge

Contract Anniversary

Contract Value

Contract Withdrawal Value

Contract Year

Distribution Compensation

Free Withdrawals

Good Order

Income Phase

Market Value Adjustment

Page

Mortality and Expense Risk Charge

Non-Qualified

Principal Protection Benefit

Purchase Payment

Qualified

Separate Account

Tax Deferral

Window Period

Withdrawal Value

Index of Special Terms

Contacting the Company

How to Contact Us.  You may contact us by calling your registered representative or our Annuity Service Center at (800) 272-2216 (press 2), Monday through Friday, between 8 a.m. and 8 p.m. Eastern Time. You may also e-mail us by visiting www.massmutual.com/annuities and clicking on “Service Request Form.” Additionally, you may write to us at: MassMutual Financial Group, Annuity Service Center HUB, P.O. Box 9067, Springfield, MA 01102-9067.

Sending Forms and Written Requests in Good Order.  After we issue your contract, if you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your registered representative or write or contact our Annuity Service Center to learn what information is required for the request to be in “good order.”

Generally, a request is considered to be in “good order” when it includes all the information and/or documentation we need to complete the request without using our own discretion to carry it out. We can only act upon requests that are received in good order.

Overview

The following is intended as a summary. Please read each section of this prospectus for additional detail.

Contract Type.  The contract described in this prospectus is a single premium individual deferred variable annuity. The contract provides for accumulation of contract value generally with a Principal Protection Benefit and annuity payments on a fixed and/or variable basis.

The Prospectus and the Contract.  This prospectus describes general provisions of the contract, but is not intended to address all details of the contract. Where the prospectus and contract differ, the contract will control. You should read your contract for more information about its terms and conditions. Your contract may include state specific requirements which are not described in this prospectus. You may review a copy of the contract upon request.

Principal Protection Benefit.  The Principal Protection Benefit is a way to guarantee that, at a given time in the future, a certain amount of your contract value will equal no less than a specified amount we call the Principal Protection Benefit value. This may be beneficial if there is a downward movement in the stock market that causes the protected amount of your contract value to decline to an amount less than the Principal Protection Benefit value. See “Principal Protection Benefit.”

Annuity Options.  We make annuity payments based on the annuity option you elect. When you elect an annuity option you also elect among a number of features, including but not limited to: duration, number of payees, payments to beneficiaries, and whether payments will be variable and/or fixed payments. See “Income Phase.”

Withdrawals.  Subject to certain restrictions, you may periodically make partial withdrawals of your contract value. If you make a full withdrawal of your contract value, all your rights under the contract will be terminated. Income taxes, tax penalties, a contingent deferred sales charge, and any applicable market value adjustment may apply to any withdrawal you request. Additionally, withdrawals will result in an adjustment to the Principal Protection Benefit value unless the withdrawal is effective on the benefit period expiration date. See “Withdrawals,” “Expenses – Contingent Deferred Sales Charge,” “Appendix A – Market Value Adjustment,” “Principal Protection Benefit” and “Taxation.”

Transfers.  Subject to certain restrictions, you may periodically transfer contract value among available investment choices. See “Transfers.”

Contacting the Company/Overview

Death Benefit.  A beneficiary may receive a benefit in the event of your death prior to the income phase. Death benefits during the income phase depend upon the annuity option elected. See “Death Benefit.”

Fees.  Your contract value will be subject to certain fees. These charges will be reflected in your contract value and in any annuity payments you choose to receive from the contract. See “Expenses” and “Table of Fees and Expenses.”

Taxation.  The Internal Revenue Code of 1986, as amended, has certain rules that apply to the contract. These tax treatments apply to earnings from the contract, withdrawals, death benefits and annuity options. See “Taxation.”

Tax Deferral.  You are generally not taxed on contract earnings until you take money from your contract. This is known as tax deferral. Tax deferral is automatically provided by tax-qualified retirement plans. There is no additional tax deferral provided when a variable annuity contract is used to fund a tax-qualified retirement plan.

Definition of Age.  When we use the term “age” in the prospectus, except when discussed in regards to specific tax provisions, we define age as a person’s age on his/her birthday nearest the date for which the age is being determined. For example, age 80 is the period of time between age 79 years, 6 months and 1 day and age 80 and 6 months. Based on the contract’s definition, you attain age 80 at calendar age 79 years, 6 months and 1 day.

Free Look/Right to Cancel the Contract.  You have a right to examine your contract. If you change your mind about owning your contract, you can generally cancel it within 10 days after receiving it. However, this time period may vary by state. See “Right to Cancel the Contract.”

Overview

Table of Fees and Expenses

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.

I. The first table describes the fees and expenses you will pay at the time you transfer the value between investment choices, or surrender the contract. We currently do not deduct a sales charge when we receive a purchase payment, but we may assess a contingent deferred sales charge as noted below. Premium taxes may also be deducted, but are not reflected below.

Contract Owner Transaction Expenses

	Current	Maximum
Transfer Fee
During the Income Phase	$0	During the income phase 12 free transfers per calendar year, thereafter, $20 per transfer.

	Current	Maximum
Contingent Deferred Sales Charge
(as a percentage of amount withdrawn or applied to an annuity option)	0%—8%[1]	8%[1]

[1] Contingent Deferred Sales Charge (CDSC) Schedules

The CDSC schedule varies by benefit period. We do not assess a contingent deferred sales charge once you have completed your initial benefit period.

CDSC Schedule for a Five Year Benefit Period
Contract year when withdrawal is made or when contract value is applied to an annuity option	1	2	3	4	5	6 and later

Percentage of amount withdrawn or applied to an annuity option	8%	8%	7%	6%	5%	0%

CDSC Schedule for a Seven Year Benefit Period
Contract year when withdrawal is made or when contract value is applied to an annuity option	1	2	3	4	5	6	7	8 and later

Percentage of amount withdrawn or applied to an annuity option	8%	8%	7%	6%	5%	4%	3%	0%

CDSC Schedule for a Ten Year Benefit Period
Contract year when withdrawal is made or when contract value is applied to an annuity option	1	2	3	4	5	6	7	8	9	10 and later

Percentage of amount withdrawn or applied to an annuity option	8%	8%	7%	6%	5%	4%	3%	2%	1%	0%

The CDSC schedule varies for contracts issued in New York.

Table Of Fees And Expenses

II. The next table describes fees and expenses you will pay periodically during the time you own the contract, not including fees and expenses deducted by the funds you select.

	Current	Maximum
Annual Contract Maintenance Charge	$40	$60

Separate Account Annual Expenses
(as a percentage of average account value in the separate account)

Current
Elected Benefit Period	Five Year Benefit Period	Seven Year Benefit Period	Ten Year Benefit Period	No Election of a Benefit Period*
Mortality and Expense Risk charge	1.80%	1.70%	1.45%	1.45%
Administrative Charge	0.15%	0.15%	0.15%	0.15%
Total Separate Account Annual Expenses	1.95%	1.85%	1.60%	1.60%

Maximum
Elected Benefit Period	Five Year Benefit Period	Seven Year Benefit Period	Ten Year Benefit Period	No Election of a Benefit Period*
Mortality and Expense Risk charge	3.20%	3.10%	2.85%	2.85%
Administrative Charge	0.25%	0.25%	0.25%	0.25%
Total Separate Account Annual Expenses	3.45%	3.35%	3.10%	3.10%

* This charge is only applicable if all of your contract value is allocated to the MML Money Market sub-account because you did not elect a benefit period. No Principal Protection Benefit is provided in this case. When we issue your contract, you must elect a benefit period.

Annual Fund Operating Expenses

While you own the contract, if your assets are invested in any of the sub-accounts, you will be subject to the fees and expenses charged by the fund in which that sub-account invests. The first table shows the minimum and maximum total operating expenses charged by any of the funds, expressed as a percentage of average net assets, for the year ended December 31, 2005. More detail concerning each fund’s fees and expenses that you may pay periodically during the time that you own the contract, is contained in the second table below and each fund prospectus.

Charge	Minimum	Maximum
Total Annual Fund Operating Expenses that are deducted from fund assets, including management fees, distribution, and/or 12b-1 fees, and other expenses.

The following table provides more specific information about the total fund operating expenses of the funds. The fees and expenses reflected in this table are expressed as a percentage of average net assets for the year ended December 31, 2005.

Investment Management Fees and Other Expenses

Fund Name	Management Fees	Other Expenses	12b-1 Fees	Total Fund Operating Expenses
MML Equity Index Fund (Class I)
MML Money Market

Table Of Fees And Expenses

Examples

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses.

In most states, a market value adjustment is applied when a withdrawal is taken outside of a window period. These examples do not reflect the application of a market value adjustment.

Examples Using Maximum Expenses

These examples assume all of your purchase payment is allocated to the MML Equity Index sub-account. They do not reflect the fact that a portion of your purchase payment will be allocated to the fixed account.

Example I assumes that you withdraw all your contract value at the end of each year shown.

Example II assumes you do not withdraw all contract value at the end of each year shown, or that you decide to begin the income phase at the end of each year shown. Currently the income phase is not available until 13 months after you purchase your contract.

Both Example I and Example II assume:

•	that you invest $25,000 in the contract for the time periods indicated,
•	that your entire purchase payment is allocated to the MML Equity Index sub-account and earns a 5% return each year,
•	that you elected the 5 year benefit period,
•	that the maximum fees and expenses in the Table of Fees and Expenses apply.

Based on the above assumptions, your costs would be as shown in the following table. Your actual costs may be higher or lower.

	Example I				Example II
Years	1	3	5	10	1	3	5	10

Examples Using Current Expenses

These examples assume all of your purchase payment is allocated to the MML Money Market sub-account because you did not elect a benefit period. Currently, when we issue your contract you must elect a benefit period and you may not allocate contract value to the MML Money Market sub-account until your benefit period expiration date.

Example I assumes that you withdraw all your contract value at the end of each year shown.

Example II assumes you do not withdraw all contract value at the end of each year shown, or that you decide to begin the income phase at the end of each year shown. Currently the income phase is not available until 13 months after you purchase your contract.

Both Example I and Example II assume:

•	that you invest $25,000 in the contract for the time periods indicated,
•	that your contract value is allocated to the MML Money Market sub-account and earns a 5% return each year,
•	that you did not elect a benefit period, and
•	that the current fees and expenses in the Table of Fees and Expenses apply.

Based on the above assumptions, your costs would be as shown in the following table. Your actual costs may be higher or lower.

Table Of Fees And Expenses

	Example I				Example II
Years	1	3	5	10	1	3	5	10

The examples using current expenses reflect the annual contract maintenance charge of $40 as an annual charge of X%. The examples using maximum expenses reflect the annual contract maintenance charge of $60 as an annual charge of X%. These charges are based on an anticipated average contract value of $X. The examples do not reflect any premium taxes. However, premium taxes may apply. Additionally, the examples do not reflect a market value adjustment which may apply to withdrawals made outside of a window period.

The examples should not be considered a representation of past or future expenses.

Table Of Fees And Expenses

The Company

In this prospectus, “we,” “us,” and “our” refer to Massachusetts Mutual Life Insurance Company (“MassMutual”). MassMutual is a diversified financial services company providing life insurance, annuities, disability income insurance, long-term care insurance, structured settlements, retirement and other products to individual and institutional customers. MassMutual is organized as a mutual life insurance company. The Company’s home office is located at 1295 State Street, Springfield, Massachusetts 01111-0001.

Contract Roles

Owner

In this prospectus, “you” and “your” refer to the owner of the contract. The owner is named at the time you apply for a contract. The owner can be an individual or a non-natural person. (e.g., a corporation, limited liability company, partnership or certain other entities). We will not issue a contract to you if you have passed age 90 as of the date we propose to issue the contract. As the owner of the contract, you exercise all rights under the contract. On and after the annuity date, you continue as the owner. You may change the owner of a non-qualified contract at any time prior to the annuity date by written request. Changing the owner may result in tax consequences.

If your contract is non-qualified and owned by a non-natural person, the contract will generally not be treated as an annuity for tax purposes. This means that gain in the contract will be taxed each year while the contract is in the accumulation phase. This treatment is not applied to a contract held by a trust or other entity as an agent for a natural person. Before purchasing a contract to be owned by a non-natural person or before changing ownership on an existing contract that will result in it being owned by a non-natural person, you should consult a tax adviser to determine the tax impact.

Joint Owner

Non-qualified contracts can be owned by joint owners. We will use the age of the oldest joint owner to determine all applicable benefits under the contract. We will not issue a contract to you if either propose joint owner has passed age 90 as of the date we proposed to issue the contract. If a joint owner dies, we will treat the surviving joint owner as the primary beneficiary. We will treat any other beneficiary designation at the time of death as a contingent beneficiary. Unless otherwise indicated in the prospectus, we require the signatures of both the joint owners for all transactions if there are joint owners.

Annuitant

The annuitant is the person on whose life we base annuity payments. You designate the annuitant at the time of application. We will not issue a contract to you if the proposed annuitant has passed age 90 as of the date we propose to issue the contract. You may change the annuitant before the annuity date, subject to our underwriting rules. However, the annuitant may not be changed on a contract owned by a non-natural person. We will use the age of the annuitant to determine all applicable benefits under a contract owned by a non-natural person.

Beneficiary

The beneficiary is the person(s) or entity you name to receive any death benefit. You name the beneficiary at the time of application. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. A surviving spouse who is the sole primary beneficiary under the contract may elect to continue the contract in his or her own name at the death benefit amount and exercise all of the contract owner’s rights under the contract, elect a lump sum payment of the death benefit, or apply the death benefit to an annuity option. This election can only be made once while the contract is in effect. If your spouse does not make an election, as just described, within 60 calendar days of our receipt of due proof of death, we will consider your surviving spouse to have continued the contract in his/her name.

The Company/Contract Roles

Purchasing a Contract

Your purchase payment is due when we issue your contract. You may not make additional purchase payments to your contract.

The minimum amount we accept for your purchase payment is $25,000.

The maximum amount we will accept without our prior approval is:

•	$1,500,000 for contract owners up to and including age 75; or

•	$500,000 for contract owners age 76 and older and for non-natural owners.

You may submit your purchase payment, along with your completed application, by giving them to your registered representative. We have the right to reject any application or purchase payment.

Allocation of Purchase Payment.  You must elect a benefit period when we issue your contract. We will then determine how your purchase payment will be allocated between the MML Equity Index sub-account and the fixed account based upon the benefit period elected. We currently offer a 5 year, 7 year or 10 year benefit period. You may not allocate your purchase payment to the MML Money Market sub-account because it is only available upon expiration of a benefit period.

Applying the Purchase Payment.  Once we receive your purchase payment of at least $25,000 and the necessary information at our Annuity Service Center, we will issue your contract and apply your purchase payment within 2 business days. If you do not give us all of the information we need, we will notify you. When we receive all of the necessary information, we will then apply your purchase payment within 2 business days. If for some reason we are unable to complete this process within 5 business days, we will either refund your money or obtain your permission to keep it until we receive all of the necessary information.

All transfers/rollovers we receive, in good order, within 60 calendar days from the date your application and all necessary paperwork are received in good order at our Annuity Service Center, will be considered part of a single purchase payment.

•	If you meet the minimum purchase payment requirements on any business day within the 60 days, we will issue your contract and apply your purchase payment per our rules stated in this section. Any portion of your purchase payment received by us before we issue your contract, that is less than the $25,000, will not be credited any interest nor will it receive stock market performance.

•	After we issue your contract, any other transfers/rollovers received within 60 calendar days from the date the completed application and all necessary paperwork was received in good order, will be applied to your contract effective on the business day it is received by us. Transfer/rollovers received after the date we issue your contract will not extend the benefit period expiration date.

If the minimum purchase payment amount is not satisfied within 60 calendar days from the date your paperwork is received in good order, your purchase payment will be returned and we will not issue you a contract.

Right to Cancel the Contract

You have a right to examine your contract. If you change your mind about owning your contract, you can cancel it within 10 days after receiving it. However, this time period may vary by state. When you cancel the contract within this time period, we will not assess a contingent deferred sales charge or any applicable market value adjustment. You will receive back your contract value as of the business day we receive your contract and your written request at our Annuity Service Center. If you purchase this contract as an IRA or your state requires it, we will return your purchase payments less any withdrawals you took.

Purchasing a Contract/Right to Cancel the Contract

Principal Protection Benefit

Overview.  The Principal Protection Benefit is a way to guarantee that, at a given time in the future, a certain amount of your contract value will equal no less than a specified amount we call the Principal Protection Benefit value. This may be beneficial if there is a downward movement in the stock market that causes the protected amount of your contract value to decline to an amount less than the Principal Protection Benefit value.

Getting Started.  At the time we issue your contract, you must elect one of three available benefit periods. We determine the Principal Protection Benefit percentage and how your purchase payment is allocated among the eligible investment choices.

This Table Describes What We Offer When You Purchase the Contract:

Current Benefit Periods	Principal Protection Benefit Percentage of Initial Purchase Payment (adjusted for withdrawals)	Separate Account Protection Percentage	Allocation Among Investment Choices
5 Year	100%	50%	We will allocate your purchase payment between the fixed account and the MML Equity Index sub-account.
7 Year	100%	70%
10 Year	110%	100%

Following your first benefit period, we may offer the same or different benefit periods, Principal Protection Benefit percentage and investment choices.

Allocations to Investment Choices.  When you elect your initial benefit period, we determine how much of your purchase payment will be allocated to the fixed account and how much will be allocated to the MML Equity Index sub-account. We base the allocation on the following:

1.	the Principal Protection Benefit percentage; and

2.	the fixed account guaranteed interest rate for your elected benefit period or, if applicable in your state, the declared interest rate and the minimum guaranteed interest rate; and

3.	the percentage of your separate account value that we will protect for your elected benefit period; and

4.	the length of your elected benefit period.

The higher the credited interest rate and the longer your elected benefit period, the greater will be the allocation to the MML Equity Index sub-account. We will never allocate less than 10% of your purchase payment to the MML Equity Index sub-account.

If you elect a renewal benefit period, you will apply a portion or all of your contract value to that renewal benefit period. We will determine the allocation of that contract value as just described for your initial benefit period.

Investment Choices Eligible for Principal Protection Benefit.  Currently, only contract value allocated to the MML Equity Index sub-account and the fixed account will be eligible for the Principal Protection Benefit. When you elect a benefit period, your purchase payment or current contract value will be allocated by us to the MML Equity Index sub-account and the fixed account. During each window period you can request transfers of contract value among investment choices including the MML Money Market sub-account subject to our limits in place at that time. The MML Money Market sub-account is not eligible for the Principal Protection Benefit.

Benefit Period.  You elect the benefit period from those we make available. You may only participate in one benefit period at a time. Your initial benefit period begins on the date we issue your contract and ends on the last day of your benefit period (your benefit period expiration date). You may elect subsequent benefit periods, subject to availability.

The mortality and expense risk charge assessed against contract value in the MML Equity Index sub-account varies by benefit period. Additionally, the commission portion of the amount of compensation paid to broker-dealers, whose registered representatives sell this contract, varies by benefit period. The commission paid is the same whether you elect the 7 year or 10 year benefit period; however, the commission paid to the broker-dealer if you elect the 7 year or 10 year benefit period may be greater than the commission paid if you elect the 5 year benefit period.

Principal Protection Benefit

Benefit Periods Ending on a Non-Business Day.  If your benefit period expiration date is a non-business day, we will conduct any applicable transactions or calculations on the first business day following your benefit period expiration date.

Window Period.  The window period is the last 30 calendar days of a benefit period. During the window period you can request a withdrawal or request to apply all or a portion of your contract value to an annuity option and we will not deduct any contingent deferred sales charge or assess any applicable market value adjustment. Unless you request otherwise, your requests for withdrawals or requests to apply all or a portion of your contract value to an annuity option will not be processed until your benefit period expiration date. Additionally, during the window period you may request to make a transfer among the available investment choices and the transfer will be effective on your benefit period expiration date.

Calculation of the Principal Protection Benefit Value.  We will calculate your Principal Protection Benefit value on your benefit period expiration date.

Initial Benefit Period Expiration Date:

The amount will be the greater of:

1)	your current contract value; or

2)	the Principal Protection Benefit percentage of your purchase payment, adjusted for withdrawals.

Subsequent Benefit Period Expiration Date:

The amount will be the greater of:

1)	your current contract value allocated to the MML Equity Index sub-account and the fixed account; or

2)	the Principal Protection Benefit percentage of your contract value allocated to the MML Equity Index sub-account and the fixed account at the start of the current benefit period, adjusted for withdrawals.

On your benefit period expiration date, if your Principal Protection Benefit value is greater than your current contract value, we will allocate the increase in your contract value to the MML Equity Index sub-account.

Adjustment for Withdrawals.  When we calculate the Principal Protection Benefit value, we make an adjustment for prior withdrawals. The adjustment is equal to:

1)	the amount being withdrawn from your contract value that is participating in the Principal Protection Benefit; divided by

2)	your contract value participating in the Principal Protection Benefit immediately prior to the withdrawal; multiplied by

3)	the value of the Principal Protection Benefit percentage of your contract value allocated to the MML Equity Index sub-account and the fixed account at the start of the current benefit period, adjusted for prior withdrawals.

If you apply part of your contract value to an annuity option, we consider that a withdrawal for purposes of this calculation.

Electing a Renewal Benefit Period.  Prior to the window period, we will notify you of your renewal options by written notice. If you want to elect your renewal options, you must send us your written request in good order up to three business days before your benefit period expiration date.

You will be able to elect one of the available benefit periods and one of the following:

1.	the renewal Principal Protection Benefit percentage, subject to our limits in place at that time, and we will determine the renewal allocations to the fixed account and the MML Equity Index sub-account; or

2.	the renewal allocations to the fixed account and the MML Equity Index sub-account, subject to our limits in place at that time, and we will determine the renewal Principal Protection Benefit percentage.

If You Do Not Make an Election.  During your window period, if you do not elect otherwise by written request up to three business days before your benefit period expiration date, a renewal benefit period will begin on the first business day after your benefit period expiration date. That benefit period will be for the same number of years as the period just ended. If we are not then offering a benefit period for the same duration as the one just ended, the renewal period will be the next shorter benefit period. In the event that no shorter benefit period is available, the renewal period will be the shortest benefit period then available.

Electing Not to Participate in a Renewal Benefit Period.  During the window period, if you elect not

Principal Protection Benefit

to participate in a subsequent benefit period, you must send us your written request in good order up to three business days before your benefit period expiration date. You must elect one of the following:

1.	to apply your full contract value to an annuity option; or

2.	to make a full withdrawal of your contract value; or

3.	to transfer your contract value participating in the benefit period into the MML Money Market Sub-account sub-account. The MML Money Market sub-account does not participate in the Principal Protection Benefit.

If you do not elect a renewal benefit period and you do not elect one of these options within the time-frame just described, then, as of your benefit period expiration date, we will transfer any contract value you have allocated to the MML Equity Index sub-account and the fixed account into the MML Money Market sub-account.

General Restrictions.  You may only participate in one benefit period at a time. Additionally, a benefit period cannot extend beyond maturity, which is generally your 100th birthday, or other age as determined by state law. If the available benefit periods extend beyond maturity, you may either make a full withdrawal of your contract value, apply your full contract value to an annuity option or transfer your contract value into the MML Money Market sub-account. If you do not elect one of these three options, we will transfer your contract value into the MML Money Market sub-account.

Important Considerations

At the end of your benefit period, if your contract value is more than the Principal Protection Benefit percentage of your initial amount allocated to the benefit period (adjusted for withdrawals), then we will not credit your contract value.

Except during the window period, withdrawals of contract value participating in the benefit period may be subject to a market value adjustment, if applicable, and, during an initial benefit period, a contingent deferred sales charge. Additionally, withdrawals will result in an adjustment to the Principal Protection Benefit value unless the withdrawal is effective on the benefit period expiration date.

Contract value in the MML Money Market sub-account does not participate in the Principal Protection Benefit. Effective on the benefit period expiration date, you may transfer contract value to the MML Money Market sub-account.

We calculate and apply the Principal Protection Benefit on the benefit period expiration date. If you make a full withdrawal or apply your full contract value to an annuity option or if there is payment of a death benefit prior to the benefit period expiration date, we will not apply the Principal Protection Benefit to your contract.

Investment Choices

Overview.  When we issue your contract, your investment choices consist of different benefit periods. Before we issue your contract, you must elect a benefit period. Election of a benefit period results in the investment of your purchase payment in the fixed account and the MML Equity Index sub-account. Upon expiration of your benefit period, the MML Money Market sub-account becomes available as an additional investment choice and you may elect to allocate all or a portion of your contract value to the MML Money Market sub-account. No Principal Protection Benefit is provided for contract value allocated to the MML Money Market sub-account.

The Funds

The contract offers the following funds. We may add funds or substitute a fund with an alternative fund.

Principal Protection Benefit/Investment Choices

MML Series Investment Fund
MML Equity Index Fund (Class I)	Adviser: MassMutual Sub-Adviser: Northern Trust Investments, N.A.	Seeks to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate as represented by the S&P 500® Index.

MML Series Investment Fund II
MML Money Market Fund	Adviser: MassMutual Sub-Adviser: Babson Capital Management LLC	Seeks to achieve high current income, the preservation of capital, and liquidity. These objectives are of equal importance.

There is no assurance that the funds will achieve their stated objectives. Fund prospectuses are included following this prospectus. They provide more detailed information about the funds we offer through this contract. You should read the information contained in the fund prospectuses carefully before investing.

The Separate Account

We established a separate account, Massachusetts Mutual Variable Annuity Separate Account 4 (separate account), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the separate account under Massachusetts’s insurance law on July 9, 1997. We have registered the separate account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

MassMutual owns the assets of the separate account. However, those separate account assets equal to the reserves and other contract liabilities are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to, or charged against, the contracts and not against any other contracts we may issue. We are required to maintain sufficient assets in the separate account to meet the anticipated obligations of the contracts funded by the separate account. MassMutual established a segment of the separate account for the contracts. We currently divide this segment into two sub-accounts. Each of these sub-accounts invests in a fund. You bear the complete investment risk for purchase payments that you allocate to a fund.

The Fixed Account

The fixed account is an investment choice within our general account. Currently, when we issue your contract we will allocate a portion of your purchase payment to the fixed account. We determine the percentage allocated to the fixed account based upon the benefit period you elect. While you own the contract, subject to certain restrictions, you may periodically transfer contract value in or out of the fixed account.

Guaranteed Interest Rate.  In most states, we specify a guaranteed interest rate for the contract value allocated to the fixed account during a benefit period. We will tell you what the guaranteed interest rate is for your current benefit period and we will not change the rate during that benefit period. We will periodically set the guaranteed interest rate available for renewal benefit periods. The guaranteed interest rate will not be less than the minimum allowed by state law at the time we issue your contract. We reserve the right to change the minimum guaranteed interest rate for newly issued contracts, subject to applicable state law.

Renewal Guaranteed Interest Rates.  Before the expiration of your current benefit period, we will send you a notice of the renewal guaranteed interest rate for each available benefit period. The renewal guaranteed interest rate will not be less than the minimum allowed by state law at the time we issue your contract.

Declared Interest Rate.  In some states, we do not offer a guaranteed interest rate, instead we offer a declared interest rate. We set this rate periodically and it will never be less than the minimum allowed by state law at the time we issue your contract. We do not guarantee the declared interest rate for the duration of any benefit period. Additionally, we reserve the right to change the minimum guaranteed interest rate for newly issued contracts, subject to applicable state law. Contracts issued with a declared interest rate are never subject to a market value adjustment.

Investment Choices

Contract Value

Your contract value is the sum of your value in the separate account and the fixed account. Your value in the separate account will vary depending on the investment performance of the funds you choose. In order to keep track of your contract value, we use a unit of measure called an accumulation unit. During the income phase of your contract we call the unit an annuity unit.

Separate Account Value.  On the day we issue your contract, your separate account value is equal to your purchase payment allocated to the separate account. On any day after we issue your contract, your separate account value is equal to:

•	the previous business day’s separate account value;

•	plus the investment experience of the separate account since the previous business day (see “Accumulation Units” below);

•	plus any amounts transferred into the separate account since the previous business day;

•	minus any amounts transferred out of or withdrawn from the separate account since the previous business day;

•	minus any applicable insurance charges (see “Expenses”);

•	plus any applicable Principal Protection Benefit adjustment since the previous business day;

•	plus the application of any credit as described under “Electronic Document Delivery Credit”;

•	plus the application of any credit based on contract value allocated to the MML Money Market sub-account.

Fixed Account Value.  On the day we issue your contract, your fixed account value is equal to your purchase payment allocated to the fixed account. On any day after we issue your contract, your fixed account value is equal to (a) multiplied by (b), and the result reduced by (c), where:

(a)	is the previous business day’s fixed account contract value; and

(b)	is the sum of one (1) plus the daily interest rate equivalent of the guaranteed interest rate (or declared interest rate, if applicable); and

(c)	is any fixed account value reduction made since the last business day due to a transfer, withdrawal or if you applied any contract value to an annuity option.

Accumulation Units.  Your value in the separate account will vary depending on the investment experience of the Separate Account. That investment experience reflects the performance of the funds to which your contract value is allocated. In order to reflect that investment performance in your separate account value, we use a unit of measure called an accumulation unit. During the income phase of your contract we call the unit an annuity unit.

Every day we determine the value of an accumulation unit for each of the separate account sub-accounts. Each sub-account invests in a different underlying fund. Changes in the accumulation unit value reflect the investment performance of the underlying fund as well as deductions for insurance and other charges. The value of an accumulation unit may go up or down from business day to business day.

When you make a purchase payment, we credit your contract with accumulation units. We determine the number of accumulation units to credit by dividing the amount of the purchase payment allocated to a separate account sub-account by the value of the accumulation unit for that separate account sub-account. When you make a withdrawal, we deduct from your contract the accumulation units representing the withdrawal amount. We calculate the value of an accumulation unit for each separate account sub-account after the New York Stock Exchange closes each business day. Any change in the accumulation unit value will be reflected in your contract value. The Statement of Additional Information contains more information on the calculation of the accumulation unit value.

Contract Value

Transfers

Subject to the restrictions described in this section, you may make transfers during the accumulation phase and during the income phase. We have the right to terminate, suspend or modify the transfer provisions in this prospectus.

Minimum Transfer Amount.  A transfer must be for a minimum amount of $100 or the full amount of contract value allocated to the investment choice from which you are requesting the transfer.

Transfers during the accumulation phase.  You may transfer contract value periodically during the accumulation phase subject to certain restrictions.

Benefit Period Elected

If you are participating in a benefit period, you may request a transfer of contract value to any of the investment choices during the window period and it will be effective on the benefit period expiration date. If that date is a non-business day, the transfer will be effective on the first business day following the benefit period expiration date. Contract value allocated to the MML Money Market sub-account is not eligible for the Principal Protection Benefit.

No Benefit Period Elected

If you are not participating in a benefit period, you may transfer contract value to any of the investment choices effective on the last day of each contract year. If you want to transfer contract value into the MML Equity Index sub-account or the fixed account, you must first elect a renewal benefit period, as these two investment choices are only available when a benefit period is elected.

Transfers during the income phase.  During the income phase, you may make 12 free transfers per contract year. If you make more than 12 transfers a calendar year, we will deduct a transfer fee of $20. You may make one transfer each year from the general account to the sub-accounts. You may not make a transfer into the general account from the sub-accounts.

Transfers between sub-accounts will be made by converting the number of annuity units being transferred to the number of annuity units of the sub-account to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units.

The amount transferred to the general account from a sub-account will be based on the value of the payments being transferred from that sub-account. Transfers to the general account will be made by converting the annuity units being transferred to purchase fixed annuity payments under the annuity option in effect and based on the age of the annuitant at the time of the transfer.

Limits on Frequent Trading and Market Timing Activity

This contract and its investment choices are not designed to serve as vehicles for what we have determined to be frequent trading or market timing trading activity. We consider these activities to be abusive trading practices that can disrupt the management of a fund in the following ways:

•	by requiring the fund to keep more of its assets liquid rather than investing them for long-term growth, resulting in lost investment opportunity; and

•	by causing unplanned portfolio turnover.

These disruptions, in turn, can result in increased expenses and can have an adverse effect on fund performance that could impact all contract owners and beneficiaries under the contract, including long-term contract owners who do not engage in these activities. Therefore, we discourage frequent trading and market timing trading activity and will not accommodate frequent transfers of contract value among the funds.

Organizations and individuals that intend to trade frequently and/or use market timing investment strategies should not purchase this contract. We have adopted policies and procedures to help us identify those individuals or entities that we determine may be engaging in frequent trading and/or market timing trading activities. We monitor trading activity to uniformly enforce

Transfers

those procedures. However, those who engage in such activities may employ a variety of techniques to avoid detection. Therefore, despite our efforts to prevent frequent trading and the market timing of funds among the sub-accounts of the separate account, there can be no assurance that we will be able to identify all those who trade frequently or those who employ a market timing strategy, and curtail their trading in every instance. In addition, some of the funds are available with variable products issued by other insurance companies. We do not know the effectiveness of the policies and procedures used by these other insurance companies to detect frequent trading and/or market timing. As a result of these factors, the funds may reflect lower performance and higher expenses across all contracts as a result of undetected abusive trading practices. If we, or the investment adviser to any of the funds available with this contract, determine that a contract owner’s transfer patterns reflect frequent trading or employment of a market timing strategy, we will not allow the contract owner to submit transfer requests by overnight mail, facsimile transmissions, the telephone, our website, or any other type of electronic medium.

Additionally, we may reject any single trade that we determine to be abusive or harmful to the fund. Orders for the purchase of fund shares may be subject to acceptance by the fund. Therefore, we reserve the right to reject, without prior notice, any fund transfer request if the investment in the fund is not accepted for any reason. You should read the fund prospectuses for a description of their frequent trading and/or market timing policies.

We will notify you in writing if we reject a transfer or if we implement a restriction due to frequent trading or the use of market timing investment strategies. If we do not accept a transfer request, the contract value will remain in the investment choice from which the transfer was attempted. We will then allow you to resubmit the rejected transfer by regular mail only. Additionally, we may in the future take any of the following restrictive actions that are designed to prevent the employment of a frequent trading or market timing strategy:

•	not accept transfer instructions from a contract owner or other person authorized to conduct a transfer;

•	limit the number of transfer requests that can be made during a contract year; and

•	require the value transferred into a fund to remain in that fund for a particular period of time before it can be transferred out of the fund.

We will apply any restrictive action we take uniformly to all contract owners we believe are employing a frequent trading or market timing strategy. These restrictive actions may not work to deter frequent trading or market timing activity. We reserve the right to revise our procedures for detecting frequent trading and/or market timing at any time without prior notice if we determine it is necessary to do so in order to better detect frequent trading and/or market timing, to comply with state or federal regulatory requirements, or to impose different restrictions on frequent traders and/or market timers. If we modify our procedures, we will apply the new procedure uniformly to all contract owners.

Transfers

Withdrawals

During the accumulation phase you may make a total or partial withdrawal of your contract withdrawal value on any business day. If you make a total withdrawal, all of your rights and interests in the contract will be terminated.

Income taxes, tax penalties, a contingent deferred sales charge, any applicable market value adjustment deduction and certain restrictions may apply to any withdrawal you request.

Benefit Period Elected

Withdrawals outside of a window period.  While you are participating in a benefit period, if you make a withdrawal outside of the window period, your withdrawal will be subject to a contingent deferred sales charge (only during the initial benefit period) and any applicable market value adjustment. Your Principal Protection Benefit will also be adjusted.

Withdrawals during the window period.  While you are participating in a benefit period, if you make a withdrawal during the window period, your withdrawal will not be subject to a contingent deferred sales charge or any applicable market value adjustment. Your Principal Protection Benefit will be adjusted unless your withdrawal is effective on the benefit period expiration date.

No Benefit Period Elected

If you make a withdrawal while your entire contract value is invested in the MML Money Market sub-account, your withdrawal will not be subject to a contingent deferred sales charge or any applicable market value adjustment.

Contract Withdrawal Value.  We determine your contract withdrawal value as follows:

a)	your contract value as of the end of the date we receive your written request for a withdrawal;

b)	minus any applicable premium taxes not previously deducted;

c)	minus applicable charges, if any.

We will deduct your withdrawal proportionately from the separate account and the fixed account.

Withdrawal Amounts.  If you make a partial withdrawal you must withdraw at least $100. We reserve the right, upon 30 days advance notice, to increase this amount up to $250. After your partial withdrawal, at least $10,000 must remain in your contract, unless the withdrawal is a required minimum distribution.

Frequency of Withdrawals.  You may make up to twelve partial withdrawals each contract year. We reserve the right to limit that number.

Withdrawal Effective Date.  We will only process your withdrawal request if we receive at our Annuity Service Center our partial surrender or surrender form, fully completed, and, if applicable, a “letter of acceptance.” Unless you request otherwise, your withdrawal request will be effective on your benefit period expiration date.

Withdrawals

Expenses

There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:

Insurance Charges

Each business day we deduct our insurance charges from the assets of the separate account. We do this as part of our calculation of the value of the accumulation units and the annuity units. There are two types of insurance charges: (1) the mortality and expense risk charge and the (2) the administrative charge.

Mortality and Expense Risk Charge.  This charge varies based on which benefit period you elect. The charge is currently equal, on an annual basis, to the following percentages of the daily value of the assets invested in the MML Equity Index sub-account, after fund expenses are deducted:

Five Year Benefit Period	Seven Year Benefit Period	Ten Year Benefit Period	No Election of a Benefit Period *
1.80%	1.70%	1.45%	1.45%

We may increase this charge, but it will never exceed the following:

Five Year Benefit Period	Seven Year Benefit Period	Ten Year Benefit Period	No Election of a Benefit Period *
3.20%	3.10%	2.85%	2.85%

* This charge is only applicable if all of your contract value is allocated to the MML Money Market sub-account because you are not participating in a benefit period. No Principal Protection Benefit is provided in this case.

This charge is for:

•	the mortality risk associated with the insurance benefits provided, including our obligation to make annuity payments after the annuity date regardless of how long all annuitants live, the death benefits, and the guarantee of rates used to determine your annuity payments during the income phase; and

•	the expense risk that the current charges will be insufficient to cover the actual cost of administering the contract including our provision of the Principal Protection Benefit and special withdrawal features.

If the current mortality and expense risk charge is not sufficient to cover the mortality and expense risk, we will bear the loss. If this is the case, we may raise the mortality and expense risk charge in order to restore profitability. In no case will we raise the charge above the guaranteed amount. If the amount of the charge is more than sufficient to cover the mortality and expense risk, we will make a profit on the charge. We may use this profit for any purpose, including the payment of marketing and distribution expenses for the contract.

If you have a portion or all of your contract value allocated to the MML Money Market sub-account for a duration of an entire contract year, we will apply a credit to your contract. Currently, the credit is equal to 0.35%, on an annual basis, of the assets invested in the MML Money Market sub-account as of the last business day of the contract year. This credit will never be less than 0.10%, on an annual basis, of the average daily value of the assets invested in the MML Money Market sub-account. If a credit is due, on the last day of a contract year we will increase your contract value in the MML Money Market sub-account by the amount of the credit. If the last day is a non-business day, we will increase your contract value on the first business day following the end of your contract year.

We pay this credit amount out of the revenues we receive for selling the contracts that are eligible for the credit. We provide this credit amount in lieu of reducing expenses directly.

Administrative Charge.  This charge is equal, on an annual basis, to 0.15% of the average daily value of the assets invested in each fund, after fund expenses are deducted. We assess this charge, together with the annual contract maintenance charge, to reimburse us for all the expenses associated with the administration of the contract and the separate account.

Some of these expenses are: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs. We can increase this charge, but the charge will never exceed 0.25%.

Expenses

Annual Contract Maintenance Charge

At the end of each contract year, we deduct $40 from your contract value in the separate account as an annual contract maintenance charge. The actual amount we deduct may vary by state. We may increase this charge, but it will not exceed $60. Subject to state regulations, we will deduct the annual contract maintenance charge proportionately from your contract value invested in the funds.

If you make a total withdrawal from your contract we will deduct the full annual contract maintenance charge. If your contract enters the income phase on a date other than its contract anniversary we will deduct a pro rata portion of the charge. During the income phase, we will deduct this charge pro rata from each payment.

Contingent Deferred Sales Charge

Currently, we do not deduct a sales charge when we receive a purchase payment. However, we may assess a contingent deferred sales charge on the amount you withdraw that exceeds the free withdrawal amount and the amount you apply to certain annuity options. We use this charge to cover certain expenses relating to the sale of the contract. If we assess a contingent deferred sales charge, we will deduct the charge from the amount you withdraw. The amount of the charge depends on the amount you withdraw or apply to an annuity option and the length of time between when we issued your contract and when you make a withdrawal or apply a portion or all of your contract value to an annuity option.

The Contingent Deferred Sales Charge (CDSC) schedule varies by benefit period and is only applicable for your initial benefit period. The CDSC varies for contracts issued in New York. The charge is assessed as follows:

CDSC Schedule for a Five Year Benefit Period
Contract year when withdrawal is made or when contract value is applied to an annuity option	1	2	3	4	5	6 and later
Percentage of amount withdrawn or Applied to an annuity option	8%	8%	7%	6%	5%	0%

CDSC Schedule for a Seven Year Benefit Period
Contract year when withdrawal is made or when contract value is applied to an annuity option	1	2	3	4	5	6	7	8 and later
Percentage of amount withdrawn or Applied to an annuity option	8%	8%	7%	6%	5%	4%	3%	0%

CDSC Schedule for a Ten Year Benefit Period
Contract year when withdrawal is made or when contract value is applied to an annuity option	1	2	3	4	5	6	7	8	9	10 and later
Percentage of amount withdrawn or Applied to an annuity option	8%	8%	7%	6%	5%	4%	3%	2%	1%	0%

Expenses

We guarantee that the aggregate contingent deferred sales charge will never exceed 9% of your total purchase payments.

Contingent Deferred Sales Charge Waivers.  In addition to the free withdrawals described later in this section, we will not impose a contingent deferred sales charge under the following circumstances:

•	Upon payment of the death benefit;

•	Upon payment of a minimum required distribution, attributable to this contract, that exceeds the free withdrawal amount;

•	When you apply all or part of your contract value to an annuity option (unless you elect a period certain only annuity option and the period certain is fewer than 10 years and permitted by state law);

•	If contract value has been applied to an annuity option providing guaranteed payments and upon the annuitant’s death there are remaining guaranteed payments withdrawn by the beneficiary;

•	If you redeem “excess contributions” from a plan qualifying for special income tax treatment. These types of plans are referred to as Qualified Plans, including Individual Retirement Annuities (IRAs). We look to the Internal Revenue Code for the definition and description of excess contributions.

•	When the contract is exchanged for another variable annuity contract issued by us or one of our affiliated insurance companies, of the type and class which we determine is eligible for such an exchange. A contingent deferred sales charge may apply to the contract received in the exchange. A reduced contingent deferred sales charge schedule may apply under this contract if another variable annuity contract issued by us or one of our affiliated insurance companies is exchanged for this contract. Exchange programs may not be available in all states. We have the right to modify, suspend or terminate any exchange program any time without prior notification. If you want more information about our current exchange programs, contact your registered representative or us at our Annuity Service Center.

•	Subject to state availability, we are currently waiving the contingent deferred sales charge in accordance with the nursing home withdrawal benefit, the home healthcare withdrawal benefit or the terminal illness withdrawal benefit.

Free Withdrawals.  During your first contract year, you may withdraw up to 10% of your purchase payment reduced by any free withdrawal amount(s) previously taken during such contract year. Beginning in your second contract year, you may withdraw up to 10% of your contract value determined as of the last business day of the previous contract year reduced by any free withdrawal amount(s) previously taken during the current contract year.

Home Health Care – Withdrawal Benefit.  Upon written request, you (or one of the joint contract owners), may elect a Home Health Care – Withdrawal Benefit during the accumulation phase. No contingent deferred sales charge will be deducted and no negative market value adjustment, if applicable, will be assessed for any withdrawal made, subject to all of the following conditions:

1.	More than one contract year has elapsed since the issue date of your contract.

2.	You must not have been using home health care within two years prior to the issue date of your contract.

3.	You must have been under home health care supervision for at least 90 consecutive days, and continue to be under such supervision.

4.	The care must be prescribed by a state licensed medical practitioner performing within the scope of his/her license and be medically necessary. The state licensed medical practitioner must not be you, or your parent, spouse or child.

We will require documentation that the care is prescribed as described above. This documentation will include, but is not limited to, certification by a state licensed medical practitioner performing within the scope of his/her license.

5.	You must be unable to perform 2 of the 6 following Activities of Daily Living (ADLs):

•	Bathing: washing oneself by sponge bath; or in either tub or shower, including the task of getting into or out of the tub or shower.

•	Continence: the ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for a catheter or colostomy bag).

Expenses

•	Dressing: putting on and taking off all items of clothing and any necessary braces, fasteners, or artificial limbs.

•	Eating: feeding oneself by getting food into the body from a receptacle (such as a plate, cup, or table) or by a feeding tube or intravenously.

•	Toileting: getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

•	Transferring: moving into or out of a bed, chair, or wheelchair.

We will require medical documentation that you are unable to perform 2 of the 6 ADLs as described above. This documentation will include, but is not limited to, certification by a state licensed medical practitioner performing within the scope of his/her license. The state licensed medical practitioner must not be you, or your parent, spouse or child.

6.	Upon termination of home health care, a new 90-day home health care requirement, as described in 3 above, is established in order to obtain the Home Health Care – Withdrawal Benefit. You must have been under home health care supervision for at least 90 consecutive days following prior termination of home health care, and continue to be under such supervision.

7.	Any partial withdrawal request made in accordance with this benefit is subject to the minimum partial withdrawal amount and the minimum required contract value after a partial withdrawal amount. See “Withdrawals – Withdrawal Amounts.”

8.	For purposes of determining eligibility for this benefit, if your contract is owned by a non-natural person, then “you” shall mean the annuitant.

The coverage provided by this benefit is not intended or designed to eliminate any need for a long-term care policy or a nursing home insurance policy.

Nursing Home –  Withdrawal Benefit.  Upon written request, you (or one of the joint contract owners) may elect a Nursing Home – Withdrawal Benefit during the accumulation phase. No contingent deferred sales charge will be deducted and no negative market value adjustment, if applicable, will be assessed for any withdrawal made, after your admission to a licensed nursing care facility, subject to all of the following conditions:

1.	More than one contract year has elapsed since we issued your contract.

2.	You were not confined in a licensed nursing care facility within two years prior to the issue date of your contract. A licensed nursing care facility is an institution licensed by the state in which it is located to provide skilled nursing care, intermediate nursing care or custodial nursing care.

3.	Each withdrawal request is made while you are presently confined in that facility for a consecutive period of not less than 90 days.

4.	The confinement must be prescribed by a state licensed medical practitioner performing within the scope of his/her license and be medically necessary. The state licensed medical practitioner must not be you, or your parent, spouse or child.

5.	Each withdrawal is accompanied by medical documentation satisfactory to us that you still reside in the licensed nursing care facility.

6.	Upon termination of confinement in a Licensed Nursing Care Facility, a new 90-day requirement, as described in 3 above, is established in order to obtain the Nursing Home – Withdrawal Benefit. The Contract Owner must have been under Nursing Home Care confinement for at least 90 consecutive days following prior termination of Nursing Home Care, and continue to be under such confinement.

7.	Any partial withdrawal request made in accordance with this benefit is subject to the minimum partial withdrawal amount and the minimum required contract value after a partial withdrawal amount. See “Withdrawals – Withdrawal Amounts.”

8.	For purposes of determining eligibility for this benefit, if your contract is owned by a non-natural person, then “you” shall mean annuitant.

The coverage provided by this benefit is not intended or designed to eliminate any need for a long-term care policy or a nursing home insurance policy.

Expenses

Terminal Illness – Withdrawal Benefit.  Upon written request, you (or one of the joint contract owners) may elect a Terminal Illness –  Withdrawal Benefit during the accumulation phase. No contingent deferred sales charge will be deducted and no negative market value adjustment, if applicable, will be assessed for any withdrawal made after you have been diagnosed with a terminal illness, subject to all of the following conditions:

1.	This benefit is only applicable if you were first diagnosed with a terminal illness after more than one contract year has elapsed since we issued your contract.

2.	We will require medical documentation that you are terminally ill and not expected to live more than 12 months. This documentation will include, but is not limited to, certification by a state licensed medical practitioner performing within the scope of his/her license. The state licensed medical practitioner must not be you, or your parent, spouse or child.

3.	Any partial withdrawal request made in accordance with this benefit is subject to the minimum partial withdrawal amount and the minimum required contract value after a partial withdrawal amount. See “Withdrawals – Withdrawal Amounts.”

4.	For purposes of determining eligibility for this benefit, if your contract is owned by a non-natural person, then “you” shall mean Annuitant.

Premium Taxes

Some states and other governmental entities charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction from your contract value for them. Some of these taxes are due when your contract is issued, others are due when annuity payments begin. Currently we do not charge you for these taxes until you begin receiving annuity payments or you make a total withdrawal. We may discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 3.5%, depending on the state.

Transfer Fee

Currently, we restrict the number of transfers you can make per contract year and we do not charge you for any of those transfers. We reserve the right to deduct a transfer fee of $20 per transfer should you exceed more than 12 transfers per contract year during the income phase. We consider all transfers made on one day as one transfer for the purpose of assessing this fee.

Income Taxes

We will deduct from the contract any income taxes which we incur because of the operation of the separate account. At the present time, we are not making any such deductions. We will deduct any withholding taxes required by law.

Fund Expenses

The separate account purchases shares of the funds at net asset value. The net asset value of each fund reflects investment management fees and other expenses already deducted from the assets of the fund. Please refer to the fund prospectuses for more information regarding these expenses.

The Income Phase

Overview.  If you want to receive regular income from your annuity, you can elect to apply all or part of your contract value so that you can receive fixed and/or variable annuity payments under one of the annuity options described in this section. If you do not choose an annuity option at least thirty days before your annuity date, we will assume that you elected life income with 10 years of payments guaranteed and we will apply amounts in the separate account to provide variable payments and the amount in the fixed account to provide fixed payments. We may base annuity payments on the age and sex of the annuitant under all options except Annuity Option 6. We may require proof of age and sex before annuity payments begin. If your contract value is less than $2,000 on the annuity date, we reserve the right to pay you a lump sum rather

Expenses/The Income Phase

than a series of annuity payments. If any annuity payment is less than $100 ($20 for contracts issued in New York), we reserve the right to change the payment basis to equivalent less frequent payments.

Applying Part of Your Contract Value to an Annuity Option.  If you elect to apply part of your contract value to an annuity option, we will treat the amount applied as a withdrawal, except for tax purposes. You must specify the portion of your contract value to be applied to an annuity option, and if it is not the full contract value, the amount must be at least $10,000. We currently do not restrict the number of times in a contract year that you can elect to apply part of your contract value to an annuity option. However, we reserve the right to limit the number of times that you can elect to apply part of your contract value to an annuity option to once a contract year.

Prior to applying a portion of your contract value to an annuity option, you should consult a tax adviser and discuss the tax implications associated with such a transaction. There is uncertainty as to how the Internal Revenue Service would treat this transaction and the resulting annuity payments. Adverse tax consequences could apply.

Annuity Payment Start Date.  You can choose the month and year in which annuity payments begin. We call that date the annuity date. This date must be at least 13 months after you purchase your contract. You choose your annuity date when you purchase your contract. You can change it at any time before the annuity date provided you give us written notice within 30 days prior to the current annuity date. Annuity payments must begin by the earlier of:

(1)	The 100th birthday of the annuitant or oldest joint annuitant;

(2)	Your 100th birthday if you are not the annuitant or the 100th birthday of the oldest joint owner; or

(3)	The latest date permitted under state law.

Required Minimum Distributions for Tax-Qualified Contracts.  In order to avoid adverse tax consequences, you should begin to take distributions from your contract no later than the beginning date required by the Internal Revenue Service. These distributions can be withdrawals or annuity payments. The distributions should be at least equal to the minimum amount required by the Internal Revenue Service or paid through an annuity option that complies with the required minimum distribution rules of Internal Revenue Code Section 401(a)(9). If your contract is an individual retirement annuity, the required beginning date should be no later than April 1 of the year after you reach age 70 1/2. For qualified plans, that date is no later than April 1 of the year following the later of: the year you reach age 70 1/2 or the year in which you retire. The option of deferring to retirement is not available if you are a 5% or greater owner of the employer sponsoring your qualified plan.

Investment Options and Annuity Payments.  At the annuity date, you may elect the general account to receive fixed annuity payments and/or the currently available sub-accounts if you want to receive variable annuity payments. If you do not tell us otherwise, we will base your annuity payments on the investment allocations that are in place on the annuity date. Therefore, any amounts in the sub-accounts will be applied to a variable payout and any amounts in the fixed account will be applied to a fixed payout.

Fixed Annuity Payments.  If you choose fixed payments, the payment amount will not vary. The payment amount will depend upon the following:

•	the value of your contract on the annuity date;

•	the annuity option you elect;

•	the age and sex of the annuitant or joint annuitants, if applicable;

•	the deduction of a contingent deferred sales charge (may be deducted under Annuity Option 6 only);

•	the deduction of the annual contract maintenance charge, if applicable; and

•	the deduction of premium taxes, if applicable.

•	if the single premium immediate annuity rates offered by MassMutual on the annuity date are more favorable than the minimum guaranteed rates listed in your contract, those rates will be used.

Variable Annuity Payments.  If you choose variable payments, the payment amount will vary with the investment performance of the funds. The first payment amount will depend on the following:

•	the value of your contract on the annuity date;

The Income Phase

•	the annuity option you elect;

•	the age and sex of the annuitant or joint annuitants, if applicable;

•	an assumed investment rate (AIR) of 4% per year;

•	the deduction of a contingent deferred sales charge (may be deducted under Annuity Option 6 only);

•	the deduction of the annual contract maintenance charge, if applicable; and

•	the deduction of premium taxes, if applicable.

Future variable payments will depend on the performance of the funds you selected. If the actual performance on an annualized basis exceeds the 4% assumed investment rate plus the deductions for expenses, your annuity payments will increase. Similarly, if the actual rate is less than 4% annualized plus the amount of the deductions, your annuity payments will decrease.

Annuity Unit Values.  In order to keep track of the value of your variable annuity payment, we use a unit of measure called an annuity unit. We calculate the number of your annuity units at the beginning of the income phase. During the income phase, the number of annuity units will not change. However, the value of your annuity units will change to reflect the investment performance of the funds you selected. The insurance charge applied as part of the calculation of the annuity unit value will be the insurance charge assessed at the time you apply all or part of your contract value to an annuity option. The Statement of Additional Information contains more information on how annuity payments and annuity unit values are calculated.

Limitation on Payment Options.  If you purchased the contract as a tax-qualified contract, the Internal Revenue Code may impose restrictions on the types of payment options that you may elect.

Withdrawal Option/Switch Annuity Option:  If, after you begin receiving payments, you would like to receive all or part of the commuted value of the remaining guaranteed payments under this annuity option at any time, you may elect to receive it in a lump sum or have it applied to another annuity option. If you so elect, your future payments will be adjusted accordingly.

Contingent Deferred Sales Charge.  In most states, we will deduct a contingent deferred sales charge if you apply all or a part of your contract value to a period certain only annuity option and the period certain is fewer than 10 years. If it is permitted in your state, but we do not deduct a contingent deferred sales charge at that time, we will deduct a contingent deferred sales charge if you subsequently request a commuted lump-sum payment to yourself or a commuted value to apply to another annuity option.

Annuity Payments After Death:  When the annuitant dies, if there are remaining guaranteed payments, the beneficiary may elect a lump sum payment equal to the commuted value of the remaining guaranteed annuity payments. We will not deduct a contingent deferred sales charge.

Annuity Options.  The available annuity options are listed below. We may consent to other plans of payment in addition to those listed. After annuity payments begin, you cannot change the annuity option, the frequency of annuity payments, or make withdrawals, except as described under period certain annuity options.

Annuity Option 1 – Life Income

Periodic payments will be made as long as the annuitant lives.

Annuity Option 2 – Life Income with Period Certain

Periodic payments will be made for a guaranteed period, or as long as the annuitant lives, whichever is longer. The guaranteed period may be five, ten or twenty years. If you do not desire payments to continue for the remainder of the guaranteed period, you may elect to have the present value of the guaranteed annuity payments remaining commuted and paid in a lump sum. Such election cannot be made earlier than one year after the first annuity payment has commenced.

Annuity Option 3 – Joint and Last Survivor Annuity

Periodic payments will be made during the joint lifetime of two annuitants continuing in the same amount during the lifetime of the surviving annuitant.

The Income Phase

Annuity Option 4 – Joint and  2/3 Survivor Annuity

Periodic payments will be made during the joint lifetime of two annuitants. Payments will continue during the lifetime of the surviving annuitant and will be computed on the basis of two-thirds of the annuity payment (or annuity units) in effect during the joint lifetime.

Annuity Option 5 – Joint and Last Survivor with Period Certain

Periodic payments will be made for a guaranteed period, or during the joint lifetime of two annuitants continuing in the same amount during the lifetime of the surviving annuitant, whichever is longer. The guaranteed period may be five, ten or twenty years. If you do not desire payments to continue for the remainder of the guaranteed period, you may elect to have the present value of the guaranteed annuity payments remaining commuted and paid in a lump sum. Such election cannot be made earlier than one year after the first annuity payment has commenced.

Annuity Option 6 – Period Certain Annuity

Periodic payments will be made for a specified period. The specified period must be at least five years and cannot be more than thirty years. If you do not desire payments to continue for the remainder of the guaranteed period, you may elect to have the present value of the remaining payments commuted and paid as an annuity option purchased at the date of such election or in a lump sum. We may assess any applicable contingent deferred sales charge from the resulting commuted value prior to payment of the lump sum. Such election cannot be made earlier than one year after the first annuity payment has commenced.

Death Benefit

Death of Owner During the

Accumulation Phase

Upon the death of the owner or the last surviving joint owner during the accumulation phase, the death benefit will be paid to the beneficiary designated by the owner. Upon the death of a joint owner, the surviving joint owner, if any, will be treated as the primary beneficiary and we will treat as a contingent beneficiary any other beneficiary designation on record at the time of death. If the contract is owned by a non-natural person, then owner shall mean annuitant.

Death of an Annuitant During the Accumulation Phase.  Upon the death of the annuitant, who is not a owner, during the accumulation phase, the owner may designate a new annuitant, subject to our underwriting rules then in effect. If no designation is made within 30 days of the death of the annuitant, the owner will become the annuitant. If the owner is a non-natural person, the death of the annuitant will be treated as the death of the owner and a new annuitant may not be designated.

Death Benefit Amount During the Accumulation Phase.  No contingent deferred sales charge will be deducted and no market value adjustment, if applicable, will be assessed on any death benefit. We calculate and apply the Principal Protection Benefit on the benefit period expiration date. If there is payment of a death benefit prior to that date, we will not apply the Principal Protection Benefit to your contract. If your contract is owned by a non-natural person, then owner shall mean annuitant.

Prior to the owner attaining age 80, the death benefit during the accumulation phase will be the greater of:

1.	The contract value; or

2.	The purchase payment, reduced by an adjustment for each withdrawal. The adjustment is equal to A divided by B, with the result multiplied by C, where:

A = the contract value withdrawn;

B = the contract value immediately prior to the withdrawal; and

C = the most recently adjusted purchase payment.

After the owner attains age 80, the death benefit during the accumulation phase will be equal to the contract value determined at the end of the business day during which we receive both due proof of death and an election of the payment method at our Annuity Service Center. If there is a downward movement in the stock market that

The Income Phase/Death Benefit

causes your contract value to decline, it is possible that the death benefit after age 80 will be less than your total purchase payments adjusted for withdrawals.

The death benefit that is payable is determined as of the end of the business day during which we receive both due proof of death and an election of the payment method at our Annuity Service Center, adjusted for any applicable charges. If joint owners are named, the age of the oldest joint owner will be used to determine the death benefit.

Death Benefit Payout Options During the Accumulation Phase.  A non-spousal beneficiary must elect the death benefit to be paid under one of the following options in the event of the death of the owner during the accumulation phase. A spousal beneficiary may elect to continue the contract at the then current death benefit amount in his or her own name, or elect one of the following options.

Option 1 – lump sum payment of the death benefit; or

Option 2 – payment of the entire death benefit within five years of the date of the death of the owner; or

Option 3 – payment of the death benefit under an annuity option over the lifetime of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary with distribution beginning within one year of the date of death of the owner or any joint owner.

Any portion of the death benefit not applied under Option 3 within one year of the date of the owner’s death must be distributed within five years of the date of death.

A beneficiary’s right to elect a death benefit payout option may have been restricted by the owner. If so, such rights or options will not be available to the beneficiary.

If the sole primary beneficiary is the spouse of the owner, he or she may elect to continue the contract at the then current death benefit amount in his or her own name or elect option 1 through 3 above.

If a lump sum payment is requested, the amount will be paid within seven (7) calendar days of receipt of proof of death and the election.

Payment to the beneficiary, other than in a lump sum, may only be elected during the sixty-day period beginning with the date we receive proof of death in good order.

Death of Owner During the Income Phase.  If the owner or a joint owner, who is not the annuitant, dies during the annuity phase, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at such owner’s death. Upon the death of the last surviving owner during the annuity phase, the beneficiary becomes the owner.

Death of Annuitant During the Income Phase.  Upon the death of the annuitant on or after the annuity date, the death benefit, if any, will be as specified in the annuity option elected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the annuitant’s death.

Payment of Death Benefit.  We will require due proof of death before any death benefit is paid. Due proof of death will be:

1.	a certified death certificate; or

2.	a certified decree of a court of competent jurisdiction as to the finding of death; or

3.	any other proof satisfactory to us.

All death benefits will be paid in accordance with applicable laws or regulations governing death benefit payments.

Beneficiary.  A beneficiary may request that the death benefit be paid under one of the death benefit payout options. If the sole primary beneficiary is the spouse of the owner, he or she may elect to continue the contract at the then current death benefit amount in his or her own name and exercise all the owner’s rights under the contract. The right to continue the contract by a surviving spouse can only be exercised once while the contract is in effect. If no election is made within 60 days of receipt of due proof of death, the surviving spouse will be considered to have continued the contract in his or her own name.

The beneficiary designation in effect on the issue date will remain in effect until changed. Unless the owner provides otherwise, the death benefit will be paid in equal shares to the survivor(s) as follows:

1.	to the primary beneficiary(ies) who survive the owner’s and/or the annuitant’s death, as applicable; or if there are none

2.	to the contingent beneficiary(ies) who survive the owner’s and/or the annuitant’s death, as applicable; or if there are none

3.	to you, if a non-natural owner, or the estate of the owner.

Death Benefit

In the event we do not have your beneficiary designation on record at the time of death, the beneficiary will be your estate.

Beneficiaries may be named irrevocably. A change of beneficiary requires the consent of any irrevocable beneficiary. If an irrevocable beneficiary is named, the owner retains all other contractual rights.

Change of Beneficiary.  Subject to the rights of any irrevocable beneficiary(ies), the owner may change the beneficiary(ies). Any change must be made by written request. The change will take effect as of the date the notice is signed. We will not be liable for any payment made or action taken before it records the change.

Electronic Document Delivery Credit

In most states, for any contract year prior to 2011, we will provide an annual $24 credit to your contract on your contract anniversary if you are participating in our e-DocumentsSM Program as of your contract anniversary. Participation in our e-DocumentsSM Program will provide you with documents related to your contract in an electronic format rather than paper format. Examples of these documents include the prospectus, prospectus supplements, and annual and semiannual reports of the underlying funds. We will pay the electronic document delivery credit from the expense savings that result from the delivery of documents related to the contract in electronic format rather than paper format. We will apply this credit on your contract anniversary proportionally to the sub-accounts that you are invested in on that date. The electronic document delivery credit may be subject to the assessment of a contingent deferred sales charge upon withdrawal or if you elect to receive an annuity payment. We reserve the right to continue, modify or terminate this credit feature at any time after 2010.

Federal Taxes

NOTE:  We have prepared the following information on federal taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances.

Taxation of the Company.  MassMutual is taxed as a life insurance company under the Internal Revenue Code (Code). For federal income tax purposes, the separate account is not a separate entity from MassMutual, and its operations form a part of MassMutual.

Annuities In General.  Annuity contracts are a means of both setting aside money for future needs – usually retirement- and for providing a mechanism to administer the payout of those funds. Congress recognized how important providing for retirement was and created special rules in the Code for annuities. Simply stated, these rules provide that you will generally not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral.

Diversification.  Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department (“Treasury Department”), adequately diversified. Disqualification of the contract as an annuity contract would result in a loss of tax deferral, meaning the imposition of federal income tax to the owner with respect to earnings under the contract prior to the receipt of payments under the contract. MassMutual intends that all investment portfolios underlying the contracts will be managed in such a manner as to comply with these diversification requirements.

Investor Control of Assets.  For variable annuity contracts, tax deferral also depends on the insurance company, and not you, having control of the assets held in the separate accounts. You can transfer among the sub-accounts of the separate

Death Benefit/Electronic Document Delivery Credit/Federal Taxes

account to another but cannot direct the investments each underlying fund makes. If you have too much “investor control” of the assets supporting the separate account funds, then you will be taxed on the gain in the contract as it is earned rather than when it is withdrawn. The Internal Revenue Service (IRS) has provided some recent guidance on investor control by issuing Revenue Rulings 2003-91 and 2003-92, but some issues remain unclear. One unanswered question is whether a contract owner will be deemed to own the assets in the contract if the variable contract offers too large a choice of funds in which to invest, and if so, what that number might be. We do not know if the IRS will issue any further guidance on this question. We do not know if any guidance would have a retroactive effect. Consequently, we reserve the right to modify the contract, as necessary, so that you will not be treated as having investor control of the assets held under the separate account.

Section 1035 Tax Free Exchanges.  Section 1035 of the Code provides that a life insurance, endowment, or annuity contract may be exchanged for an annuity contract on a tax-free basis. When this type of exchange occurs, the gain in the original contract is preserved in the new contract by transferring the cost basis under the original contract to the new contract. The IRS has provided guidance that the partial exchange of an annuity contract for another annuity contract will be tax-free. However, the IRS has reserved the right to review these transactions when distributions take place from either contract within two years after the exchange. In the event that the transaction is determined to be abusive, the IRS may treat the contracts as one contract for purposes of determining gain. You should consult your own tax advisor before entering into any section 1035 exchange.

Non-Qualified Contracts.  If you purchase the annuity contract as an individual and not under any tax-qualified retirement plan, specially sponsored program or an individual retirement annuity, your contract is referred to as a non-qualified contract.

Qualified Contracts.  If you purchase the contract under a tax-qualified retirement plan, specially sponsored program, or an individual retirement annuity (IRA), your contract is referred to as a qualified contract. Examples of tax-qualified plans include tax-sheltered annuities, individual retirement annuities (IRAs), Roth IRAs, and corporate pension and profit sharing plans which include 401(k) plans and H.R. 10 plans. Qualified plans are subject to various limitations on eligibility, contributions, transferability and distributions based on the type of plan. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Taxation of Non-Qualified Contracts.  You, as the owner of a non-qualified annuity, will generally not be taxed on any increases in the value of your contract until a distribution occurs. There are different rules as to how you are taxed depending on whether the distribution is a withdrawal or an annuity payment.

The Code generally treats any withdrawal (1) allocable to purchase payments made after August 13, 1982 in an annuity contract entered into prior to August 14, 1982 and (2) from an annuity contract entered into after August 13, 1982, as first coming from earnings and then from your purchase payments. The withdrawn earnings are subject to tax as ordinary income.

Annuity payments occur as the result of the contract reaching its annuity starting date. A portion of each annuity payment is treated as a partial return of your purchase payments and is not taxed. The remaining portion of the annuity payment is treated as ordinary income. The annuity payment is divided between these taxable and non-taxable portions based on the calculation of an exclusion amount. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period certain or refund feature) bears to the expected return under the contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Annuity payments received after you have recovered all of your purchase payments are fully taxable.

The Code also provides that any amount received (both annuity payments and withdrawals) under an annuity contract which is included in income may be subject to a tax penalty. The amount of the

Federal Taxes

penalty is an additional tax equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

(1)	paid on or after you reach age 59 1/2;

(2)	paid to your beneficiary after you die;

(3)	paid if you become totally disabled (as that term is defined in the Code);

(4)	paid in a series of substantially equal periodic payments made annually (or more frequently) for your life or life expectancy or for the joint lives or joint life expectancies of you and your designated beneficiary;

(5)	paid under an immediate annuity; or

(6)	which come from purchase payments made before August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% tax penalty), but for the exception, plus interest for the tax years in which the exception was used. The rules governing substantially equal periodic payments are complex. You should consult your tax adviser for more specific information.

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. This rule does not apply to immediate annuities.

Annuity contracts issued after April 22, 1987 that are transferred for less than full and adequate consideration (including gifts) are subject to tax to the extent of gain in the contract. This does not apply to transfers between spouses or certain transfers incident to a divorce under Section 1041 of the Code.

Taxation of Qualified Contracts

If you have no cost basis for your interest in a qualified contract, the full amount of any distribution is taxable to you as ordinary income. If you do have a cost basis for all or some of your interest, a portion of the distribution is taxable, generally based on the ratio of your cost basis to your total contract value. Special tax rules may be available for certain distributions from a qualified plan.

Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from tax-qualified retirement plans, including contracts issued and qualified under Code sections 401 (Pension and Profit sharing Plans), 403 (Tax-Sheltered Annuities), 408 (IRAs), and 408A (Roth IRAs). Exceptions from the penalty tax are as follows:

1.	distributions made on or after you reach age 59 1/2;

2.	distributions made after your death

3.	distributions made that are attributable to the employee being disabled as defined in Code;

4.	after severance from employment, distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary (in applying this exception to distributions from IRAs, a severance of employment is not required);

5.	distributions made after severance from employment if you have reached age 55 (not applicable to distributions from IRAs);

6.	distributions made to you up to the amount allowable as a deduction to you under Code Section 213 for amounts you paid during the taxable year for medical care;

7.	distributions made on account of an IRS levy made on a tax-qualified retirement plan or IRA;

8.	distributions made to an alternate payee pursuant to a qualified domestic relations order (not applicable to distributions from IRAs);

Federal Taxes

9.	distributions from an IRA for the purchase of medical insurance (as described in Code Section 213(d)(1)(D)) for you and your spouse and dependents if you received unemployment compensation for at least 12 weeks and have not been re-employed for at least 60 days;

10.	distributions from an IRA to the extent they do not exceed your qualified higher education expenses (as defined in Code Section 72(t)(7)) for the taxable year; and

11.	distributions from an IRA which are qualified first-time homebuyer distributions (as defined in Code Section 72(t)(8)).

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used. The IRS has indicated that a modification will occur if, after the first valuation date there is (i) any addition to the account balance other than gains or losses, (ii) any nontaxable transfer of a portion of the account balance to another retirement plan, or (iii) a rollover by the taxpayer of the amount received resulting in such amount not being taxable. The rules governing substantially equal periodic payments are complex. You should consult your tax adviser or IRS Revenue Ruling 2002-62 for more specific information.

Required Distributions.  For non-qualified contracts, the Code provides that a contract will not be treated as an annuity for federal tax purposes unless it contains specific distribution provisions to apply upon the contract owner’s death. Generally the rules provide that if the contract owner dies after payments have begun, the remaining interest in the contract will be distributed at least as rapidly as the method in effect at the owner’s death. If the contract owner dies before payments have begun, the remaining interest will be distributed within 5 years or over the life of the designated beneficiary. We will administer the contract in order to comply with these rules.

For qualified contracts, distributions generally must begin no later than April 1st of the calendar year following the later of (a) the year in which you attain age 70 1/2 or (b) the calendar year in which you retire. The date set forth in (b) does not apply to an IRA. Required distributions generally must be over a period not exceeding your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. Upon your death, additional distribution requirements are imposed. If your death occurs after your required beginning date, distributions must be made at least as rapidly as under the method in effect at the time of your death. If your death occurs before your required beginning date, the remaining interest must be distributed within 5 years or over the life or life expectancy of the designated beneficiary. If required minimum distributions are not made, a 50% penalty tax is imposed on the amount that should have been distributed.

The Regulations under Code section 401(a)(9) include a provision that could increase the dollar amount of required minimum distributions for individuals who fund their IRA, or tax-qualified retirement plan with an annuity contract. During the accumulation phase of the annuity contract, Treasury Regulations section 1.401(a)(9)-6, Q&A-12 requires that individuals add the actuarial present value of any additional benefits provided under the annuity (such as certain living or death benefits) to the dollar amount credited to the owner or beneficiary under the contract in order to determine the fair market value of the contract. A larger fair market value will result in the calculation of a higher required minimum distribution amount. Please consult a tax adviser to determine how this may impact your specific circumstances.

Income Tax Withholding

The portion of any distribution that is includible in the gross income of the owner is subject to federal income tax withholding. The amount of the withholding depends on the type of distribution. Withholding for periodic payments is at the same rate as wages and at the rate of 10% from non-periodic payments. However, the owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate (but not lower). Distributions from certain retirement plans, excluding IRAs, that are not directly rolled over to another eligible retirement plan or IRA, are subject to a mandatory 20% withholding. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments

Federal Taxes

made at least annually for the life or life expectancy of the owner or joint and last survivor expectancy of the owner and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions. Owners should consult their own tax counsel or other tax adviser regarding withholding requirements.

Non-Resident Aliens.  Generally, a pre-death distribution from a contract to a non-resident alien is subject to federal tax withholding at a rate of 30% of the amount of income that is distributed. A “nonresident alien” is a person who is neither a US citizen nor resident in the US. Some distributions to nonresident aliens may be subject to a lower (or no) tax if a US income tax treaty applies. In order to obtain the benefits of such a treaty, the non-resident alien must claim the treaty benefit on a Form W8-BEN, providing us with: (1) proof of residency (in accordance with Internal Revenue Service requirements); and (2) an US individual taxpayer identification number. If the non-resident alien does not meet the above conditions, we will withhold 30% of income from the distribution.

Same-sex marriage.  Certain states treat individuals in a same-sex marriage, civil union or domestic partnership as spouses for purposes of state law. However, current federal income tax law only recognizes spouses if they are married individuals of the opposite sex. Consequently, certain transactions such as a change of ownership or continuation of the contract after death, will be reported as taxable if the individuals involved in the transaction are of the same sex, despite their treatment as spouses under state law. A tax adviser should be consulted to determine proper federal and state tax treatment of any of the transactions described above.

Non-natural owner.  When a non-qualified contract is owned by a nonnatural person (e.g., a corporation, limited liability company, partnership or certain other entities) the contract will generally not be treated as an annuity for tax purposes. This treatment is not applied to a contract held by a trust or other entity as an agent for a natural person. This treatment also does not apply to a contract that qualifies as an immediate annuity. Before purchasing a contract to be owned by a non-natural person or changing ownership on an existing contract that will result in it being owned by a non-natural person, you should consult a tax adviser to determine the tax impact.

State versus federal tax.  On June 7, 2001, President Bush signed into law the “Economic Growth and Tax Relief Reconciliation Act of 2001” (“EGTRRA”). Some of EGTRRA’s provisions include increased contribution limits for tax-qualified retirement plans, catch-up contribution limits for eligible participants and enhanced rollover opportunities. It is important to note that some states do not automatically conform their state income tax codes to reflect changes to the federal income tax code. Consequently, these states will not follow the provisions enacted by EGTRRA until they conform their income tax codes to the federal code. This nonconformity may result in state income tax consequences to participants of qualified retirement arrangements. Accordingly, participants of qualified retirement arrangements are urged to seek the advice of their independent tax counsel to determine whether any adverse state income tax consequences would result from their compliance with EGTRRA’s provisions.

Federal Taxes

Other Information

Distribution Compensation

MML Distributors, LLC (“MML Distributors”), a limited liability corporation, is the principal underwriter of the contract. MML Distributors is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. MML Distributors is a subsidiary of MassMutual. Pursuant to an Underwriting and Servicing Agreement, MML Distributors receives compensation for its activities as underwriter for the contract.

The contract is sold by both registered representatives of MML Investors Services, Inc. (“MMLISI”), a subsidiary of MassMutual, and by registered representatives of other broker-dealers who have entered into distribution agreements with MML Distributors (“broker-dealers”). Commissions are paid to MMLISI and all broker-dealers who sell the contract. Commissions for sales of the contract by MMLISI registered representatives are paid by MassMutual through MMLISI to those registered representatives. Commissions for sales of the contract by registered representatives of other broker-dealers are paid by MassMutual through MML Distributors to those broker-dealers.

Please see “Principal Protection Benefit” for an explanation of how the commission paid for selling this contract varies by benefit period.

Additional Compensation Paid to MMLISI.  Most MMLISI registered representatives are also MassMutual insurance agents, and as such, are eligible for certain cash and non-cash benefits from MassMutual. Cash compensation includes bonuses and allowances based on factors such as sales, productivity and persistency. Non-cash compensation includes various recognition items such as prizes and awards as well as attendance at, and payment of the costs associated with attendance at, conferences, seminars and recognition trips. Sales of this contract may help these registered representatives and their supervisors qualify for such benefits.

Additional Compensation Paid to Certain Broker-Dealers.  We and MML Distributors make additional commission payments to certain broker-dealers in the form of asset-based payments and sales-based payments. We also make cash payments and non-cash payments to certain broker-dealers. The asset-based and sales- based payments are made to participate in those broker-dealers’ preferred provider programs or marketing support programs, or to otherwise promote this contract. Asset-based payments are based on the value of the assets in the MassMutual contracts sold by that broker-dealer. Sales-based payments are paid on each sale of the contract and each subsequent purchase payment applied to the contract. Cash payments are made to attend sales conferences and educational seminars sponsored by certain broker-dealers. Non-cash payments include various promotional items. The total compensation paid for the sale of this contract, including commissions and cash payments, may range up to 8.0% of purchase payments made to a contract and/or 1.50% of contract value annually. For a list of the broker-dealers to whom we currently pay additional commissions in the form of asset-based or sales-based payments for selling this contract, visit www.massmutual.com/compensation or call the Annuity Service Center at the number shown on page 1 of this prospectus.

The additional compensation arrangements described in the preceding paragraphs are not offered to all broker-dealers and the terms of such arrangements may differ among broker-dealers. Some broker-dealers may receive two or more of these payments. Such payments may give us greater access to the registered representatives of the broker-dealers that receive such compensation or may influence the way that a broker-dealer markets the contract. Any such compensation will be paid by MML Distributors or us out of the assets of either MML Distributors or us and will not result in any additional direct charge to you.

The additional compensation arrangements may provide a registered representative with an incentive to sell this contract over other available variable annuity contracts whose issuers do not provide such compensation or who provide lower levels of such compensation. You may want to take these compensation arrangements into account when evaluating any recommendations regarding this contract. You may contact your broker-dealer or registered representative to find out more information about the compensation they may receive in connection with your purchase of a contract.

Other Information

We intend to recoup a portion of the cash and non-cash compensation payments that we make through the assessment of certain charges described in this prospectus, including the contingent deferred sales charge. We may also use some of the 12b-1 distribution fee payments and other payments that we receive from certain funds to help us make these cash and non-cash payments.

Special Arrangements

For certain group or sponsored arrangements there may be expense savings that could be passed on to the customer because our cost for sales, administration, and mortality generally vary with the size of the customer. We will consider factors such as the size of the group, the nature of the sale, the expected purchase payment volume, and other factors we consider significant in determining whether to reduce charges. Subject to applicable state laws and regulations, we reserve the right to reduce the mortality and expense risk charge, the administrative charge, the annual contract maintenance charge or any other charge that is appropriate to reflect any expense savings. We will make any reductions according to our rules in effect when an application for a contract is approved. We may change these rules from time to time. Any reduction in charges will reflect differences in costs or services, and will not be unfairly discriminatory.

We reserve the right to modify or terminate this arrangement.

Electronic Transmission Of Application Information

Upon agreement with a limited number of broker-dealers, we will accept electronic data transmissions of application information. Our Annuity Service Center will accept this information at the time the initial purchase payment is transmitted by wire. We will not allow you to exercise any ownership rights in the contract until you have signed and returned to us one of the following: an application, a delivery receipt, or what we consider to be their equivalent. Please contact your registered representative for more information.

Assignment

You can assign the contract at any time during your lifetime. We will not be bound by the assignment until we receive written notice of the assignment. We will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. You may be subject to tax consequences if you assign your contract.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract. If you assign your contract, your rights may only be exercised with the consent of the assignee of record. We require consent of any irrevocable beneficiary before we assign proceeds.

Replacement of Life Insurance or Annuities

A “replacement” occurs when a new policy or contract is purchased and, in connection with the sale, an existing policy or contract is surrendered, lapsed, forfeited, assigned to the replacing insurer, otherwise terminated, or used in a financial purchase. A “financial purchase” occurs when the purchase of a new life insurance policy or annuity contract involves the use of funds obtained from the values of an existing life insurance policy or annuity contract through withdrawal, surrender or loan.

There are circumstances in which replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. Accordingly, you should make a careful comparison of the costs and benefits of your existing policy or contract and the proposed policy or contract to determine whether replacement is in your best interest.

Suitability

According to federal securities law, a registered representative is required to recommend a security only when he/she believes that the security is suitable for the customer. The registered representative must have reasonable grounds for believing that the recommendation is suitable for such customer based upon the facts disclosed by the customer as to his/her other security holdings and his/her financial situation and needs.

Other Information

Please note that we and our affiliates offer a variety of annuity contracts. Each contract is designed to satisfy a customer’s need for a long-term retirement product. Please ask your registered representative for more information about the annuity contracts we issue to determine if one of them is a suitable investment for you based upon your needs and financial situation.

Voting Rights

We are the legal owner of the fund shares. However, when a fund solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners, instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares, for which we have not received voting instructions, in proportion to those instructions. This will also include any shares that we own on our own behalf. If we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

During the accumulation phase of your contract and while the annuitant is living, we determine the number of shares you may vote by dividing your contract value in each fund, if any, by $100. Fractional shares are counted. During the income phase or after the annuitant dies, we determine the number of shares you may vote based on our liability for future variable monthly annuity payments.

Reservation Of Rights

We reserve the right to:

•	substitute another fund for one of the funds you selected and

•	add or eliminate sub-accounts.

If we exercise any of these rights, we will receive prior approval from the Securities and Exchange Commission, if necessary. We will also give you notice of our intent to exercise any of these rights.

Suspension Of Payments Or Transfers

We may be required to suspend or postpone payments for withdrawals or transfers from the funds for any period when:

•	the New York Stock Exchange is closed (other than customary weekend and holiday closings); or

•	trading on the New York Stock Exchange is restricted;

•	an emergency exists as a result of which disposal of shares of the funds is not reasonably practicable or we cannot reasonably value the shares of the funds;

•	during any other period when the Securities and Exchange Commission, by order, so permits for your protection.

We reserve the right to defer payment for a withdrawal from The Fixed Account for the period permitted by law but not for more than six months.

Legal Proceedings

We are involved in litigation arising in and out of the normal course of business, including class action and purported class action suits, which seek both compensatory and punitive damages. While we are not aware of any actions or allegations that should reasonably give rise to any material adverse impact, the outcome of litigation cannot be foreseen with certainty. It is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially impact our financial position or liquidity. The outcome of a particular proceeding may be material to our operating results for a particular period depending upon, among other factors, the size of the loss or liability and the level of our income for the period.

Other Information

Financial Statements

We have included our company statutory financial statements and those of the separate account in the Statement of Additional Information.

Additional Information

For further information about the contract, you may obtain a Statement of Additional Information. You can call the telephone number indicated on the cover page or you can write to us. For your convenience we have included a form for that purpose.

The Table of Contents of this statement is as follows:

1.	Company
2.	Custodian
3.	Assignment of Contract
4.	Distribution
5.	Purchase of Securities Being Offered
6.	Accumulation Units and Unit Value
7.	Transfers During the Income Phase
8.	Annuity Payments
9.	Federal Tax Matters
10.	Experts
11.	Financial Statements

Other Information

To:	MassMutual Financial Group

Annuity Service Center HUB

P.O. Box 9067

Springfield, MA 01102-9067

Please send me a Statement of Additional Information for MassMutual Equity EdgeSM

Name

Address

City	State	Zip

Telephone

Appendix A – Market Value Adjustment

The market value adjustment is only applicable to the fixed account offered with a guaranteed interest rate. No market value adjustment is applicable to the fixed account offered with a declared interest rate. In most states, the contract will offer the fixed account with a guaranteed interest rate.

When you make a partial or full withdrawal outside of a window period, we may apply a market value adjustment to the portion of your withdrawal taken from the fixed account. We waive any negative market value adjustment if you have a current election of the nursing home withdrawal benefit, the home healthcare withdrawal benefit or the terminal illness withdrawal benefit.

Market Value Adjustment for Partial Withdrawal:  The market value adjustment for partial withdrawal is equal to:

(a + b) x (c—1)

(c)

where:

(a)	is the partial withdrawal payment immediately prior to a market value adjustment;
(b)	is the contingent deferred sales charge for partial withdrawal; and
(c)	is the market value adjustment factor.

There is no market value adjustment during the window period.

Market Value Adjustment for Total Withdrawal:  The market value adjustment for a total withdrawal is equal to:

(a) x (b—1)

where:

(a)	is the fixed account value on the day we receive your written request for the withdrawal; and ,
(b)	is the market value adjustment factor.

There is no market value adjustment during the window period.

Market Value Adjustment Factor:  If applicable, we will apply the market value adjustment factor when computing a partial or total withdrawal from the fixed account or when the fixed account value is applied to an annuity option. The market value adjustment factor is determined by the following formula:

(n/12)

(1+a)

(n/12)

(1+b)

where:

(a)	is the Initial Index Rate;
(b)	is the Current Index Rate plus 0.25%; and
(n)	is the number of whole months left in the current benefit period.

The market value adjustment factor during a window period = 1

Appendix A

Index Rates:  Index Rates are used to calculate the market value adjustment factor.

Initial Index Rate:  The initial index rate is the interest rate in the treasury constant maturity series determined for the week prior to the week in which the contract issue date or most recent benefit period expiration date falls, for a maturity equal to the length of the current benefit period.

Current Index Rate:  The current index rate is the interest rate in the treasury constant maturity series for a maturity equal to the number of whole months between any day of a benefit period and the next benefit period expiration date. The current index rate is subject to change weekly and will apply to all transactions until the next change is effective.

General Index Rate Provisions:  If the period of time being measured for the contract is not equal to a maturity in the treasury constant maturity series, the initial or current index rate will be determined by straight line interpolation between the treasury index rates of the next highest and next lowest maturities. The one-year treasury constant maturity index rate will be used for any periods equal to less than twelve (12) months.

If the treasury constant maturity series becomes unavailable, we will adopt a comparable constant maturity index or, if such a comparable index also is not available, will itself replicate calculation of the treasury constant maturity series index based on U.S. treasury security coupon rates.

Appendix A

Appendix B – Allocation Examples

Appendix B

PART B

INFORMATION REQUIRED IN A

STATEMENT OF ADDITIONAL INFORMATION

MASSMUTUAL EQUITY EDGESM

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

(Depositor)

MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4

(Registrant)

STATEMENT OF ADDITIONAL INFORMATION

                    , 2006

This is not a prospectus. This Statement of Additional Information should be read in conjunction with the prospectus dated                     , 2006, for the individual deferred variable annuity contract which is referred to herein.

For a copy of the prospectus call 1-800-272-2216 (press 2) or write: MassMutual Financial Group, Equity Edge, Annuity Service Center HUB, P.O. Box 9067, Springfield, MA 01101.

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COMPANY

In this Statement of Additional Information, “we,” “us,” and “our” refer to Massachusetts Mutual Life Insurance Company (“MassMutual”). MassMutual is a diversified financial services company providing life insurance, annuities, disability income insurance, long-term care insurance, structured settlements, retirement and other products to individual and institutional customers. MassMutual is organized as a mutual life insurance company.

CUSTODIAN

The shares of the underlying funds purchased by the sub-accounts are held by MassMutual as custodian of Massachusetts Mutual Variable Annuity Separate Account 4 (the “separate account”).

ASSIGNMENT OF CONTRACT

MassMutual will not be charged with notice of any assignment of a contract or of the interest of any beneficiary or of any other person unless the assignment is in writing and MassMutual receives the original or a true copy thereof at its Home Office. MassMutual assumes no responsibility for the validity of any assignment.

For qualified contracts, the following exceptions and provisions should be noted:

(1)  No person entitled to receive annuity payments under a contract or part or all of the contract’s value will be permitted to commute, anticipate, encumber, alienate or assign such amounts, except upon the written authority of the owner given during the annuitant’s lifetime and received in good order by MassMutual at its Annuity Service Center. To the extent permitted by law, no contract nor any proceeds or interest payable thereunder will be subject to the annuitant’s or any other person’s debts, contracts or engagements, nor to any levy or attachment for payment thereof;

(2)  If an assignment of a contract is in effect on the maturity date, MassMutual reserves the right to pay to the assignee in one sum the amount of the contract’s maturity value to which the assignee is entitled, and to pay any balance of such value in one sum to the owner, regardless of any payment options which the owner may have elected. Moreover, if an assignment of a contract is in effect at the death of the annuitant prior to the maturity date, MassMutual will pay to the assignee in one sum the death benefit amount which corresponds to the death benefit choice in effect at the time of the annuitant’s death. Any balance of such value will be paid to the beneficiary in one sum or applied under one or more of the payment options elected;

(3)  Contracts used in connection with a tax-qualified retirement plan must be endorsed to provide that they may not be sold, assigned or pledged for any purpose unless they are owned by the trustee of a trust described in Section 401(a); and

(4)  Contracts issued under a plan for an Individual Retirement Annuity pursuant to Section 408 of the Code must be endorsed to provide that they are non-transferable. Such contracts may not be sold, assigned, discounted, or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose by the annuitant to any person or party other than MassMutual, except to a former spouse of the annuitant in accordance with the terms of a divorce decree or other written instrument incident to a divorce.

Assignments may be subject to federal income tax.

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DISTRIBUTION

MML Distributors, LLC (“MML Distributors”) is the principal underwriter of the contract. MML Distributors is a limited liability corporation. MML Distributors is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. MML Distributors is an indirect wholly owned subsidiary of Massachusetts Mutual Life Insurance Company. Pursuant to the Underwriting and Servicing Agreement, MML Distributors will receive compensation for its activities as underwriter for the Separate Account. Commissions will be paid through MML Distributors to agents and selling brokers for selling the contract and certificates.

The offering is on a continuous basis.

PURCHASE OF SECURITIES BEING OFFERED

Interests in the Separate Account are sold to contract owners as accumulation units. Charges associated with such securities are discussed in the Expenses section of the prospectus for the contract. The contract does not offer any special purchase plan or exchange program not discussed in the prospectus. (For a discussion of instances when sales charges will be waived, see the Contingent Deferred Sales Charge section of the prospectus.)

ACCUMULATION UNITS AND UNIT VALUE

During the accumulation phase, accumulation units shall be used to account for all amounts allocated to or withdrawn from the sub-accounts of the separate account as a result of purchase payments, withdrawals, transfers, or fees and charges. MassMutual will determine the number of accumulation units of a sub-account purchased or canceled. This will be done by dividing the amount allocated to (or the amount withdrawn from) the sub-account by the dollar value of one accumulation unit of the sub-account as of the end of the business day during which the transaction is received at the annuity service center.

The accumulation unit value for each sub-account was set on the date such sub-account became operative. Subsequent accumulation unit values for each sub-account are determined for each day in which the New York Stock Exchange is open for business (“business day”) by multiplying the accumulation unit value for the immediately preceding business day by the net investment factor for the sub-account for the current business day.

The net investment factor for each sub-account is determined by dividing A by B and subtracting C where:

A is (i) the net asset value per share of the funding vehicle or portfolio of a funding vehicle held by the sub-account for the current business day; plus (ii) any dividend per share declared on behalf of such funding vehicle or portfolio of a funding vehicle that has an ex-dividend date within the current business day; less (iii) the cumulative charge or credit for taxes reserved which is determined by MassMutual to have resulted from the operation or maintenance of the sub-account.

B is the net asset value per share of the funding vehicle or portfolio held by the sub-account for the immediately preceding business day.

C is the cumulative charge for the insurance charges. The accumulation unit value may increase or decrease from business day to business day.

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TRANSFERS DURING THE INCOME PHASE

Transfers of annuity reserves between sub-accounts will be made by converting the number of annuity units attributable to the annuity reserves being transferred to the number of annuity units of the sub-account to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units.

The amount transferred to the general account from a sub-account will be based on the annuity reserves for the participant in that sub-account. Transfers to the general account will be made by converting the annuity units being transferred to purchase fixed annuity payments under the annuity option in effect and based on the age of the annuitant at the time of the transfer.

See the Transfers section in the prospectus for more information about transfers during the income phase.

ANNUITY PAYMENTS

A variable annuity payment is an annuity with payments which; (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable sub-accounts of the separate account. Annuity Payments also depend upon the age of the annuitant and any joint annuitant and the assumed interest factor utilized. The annuity table used will depend upon the annuity option chosen. The dollar amount of annuity payments after the first is determined as follows:

1.  The dollar amount of the first annuity payment is divided by the value of an annuity unit as of the annuity date. This establishes the number of annuity units for each annuity payment. The number of annuity units remains fixed during the annuity period.

2.  For each sub-account, the fixed number of annuity units is multiplied by the annuity unit value on each subsequent annuity payment date.

3.  The total dollar amount of each variable annuity payment is the sum of all sub-account variable annuity payments.

The number of annuity units is determined as follows:

1.  The number of annuity units credited in each sub-account will be determined by dividing the product of the portion of the contract value to be applied to the sub-account and the annuity purchase rate by the value of one annuity unit in that sub-account on the annuity date. The purchase rates are set forth in the variable annuity rate tables in the certificate.

2.  For each sub-account, the amount of each annuity payment equals the product of the annuitant’s number of annuity units and the annuity unit value on the payment date. The amount of each payment may vary.

The value of any annuity unit for each sub-account of the separate account was set on the date such sub-account became operative. The sub-account annuity unit value at the end of any subsequent valuation period is determined as follows:

1.  The net investment factor for the current business day is multiplied by the value of the annuity unit for the sub-account for the immediately preceding business day.

2.  The result in (1) is then divided by an assumed investment rate factor. The assumed investment rate factor equals 1.00 plus the assumed investment rate for the number of days since the preceding business day. The assumed investment rate is based on an effective annual rate of 4%.

The value of an annuity unit may increase or decrease from business day to business day. See the Income Phase section in the prospectus for more information.

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FEDERAL TAX MATTERS

Qualified Plans

The contracts offered herein are designed to be suitable for use under various types of qualified plans. Taxation of owners in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into MassMutual’s administrative procedures. Owners and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contracts comply with applicable law. Following are general descriptions of the types of qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a qualified plan.

Contracts issued pursuant to qualified plans include special provisions restricting contract provisions that may otherwise be available as described herein. Generally, contracts issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from qualified contracts. (See “Tax Treatment of Withdrawals—Qualified Contracts” below.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee V . Norris that optional annuity benefits provided under an employer’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The contracts sold by MassMutual in connection with qualified plans will utilize annuity tables that do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

a.  H.R. 10 Plans

Section 401 of the Code permits self-employed individuals to establish qualified plans for themselves and their employees, commonly referred to as “H.R. 10” or “Keogh” plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the Plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See “Tax Treatment of Withdrawals—Qualified Contracts” below.) Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b.  Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an “Individual Retirement Annuity” (“IRA”). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual’s gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See “Tax Treatment of Withdrawals—Qualified Contracts” below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as Individual

5

Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Section 408(k) permits certain employers to establish IRAs for employees that qualify as Simplified Employee Pensions (SEPs). Contributions to the plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the plan. The employee may treat the SEP account as a traditional IRA and make deductible and non-deductible contributions if the general IRA requirements are met. However, the Code places limitations and restrictions on SEPs including: employer eligibility, amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with SEPs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Roth IRAs

Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Roth IRA purchase payments are $4,000 for tax years beginning in 2005 through 2007, and $5,000 for tax years beginning in 2008 and thereafter. In addition, eligible participants age 50 or older have an opportunity to make catch-up contributions, subject to limits contained in the Code. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $4,000 annual limitation applies to all of a taxpayer’s 2005 IRA contributions, including Roth IRA and non-Roth IRA, except in the case of those individuals age 50 or over, for which a higher limit applies.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual’s death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution.

Purchasers of contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c.  Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the certificates to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See “Tax Treatment of Withdrawals—Qualified Contracts” below.) Purchasers of contracts for use with Corporate Pension or Profit Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

6

EXPERTS

7

PART C

OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) Financial Statements

Financial Statements included in Part A

None

Financial Statements included in Part B

The Registrant

[to be filed with Pre-Effective Amendment]

The Depositor [to be filed with Pre-Effective Amendment]

Independent Auditors’ Report

Statutory Statements of Financial Position as of December 31, 2005 and 2004

Statutory Statements of Income for the years ended December 31, 2005, 2004, and 2003

Statutory Statements of Changes in Policyholders’ Contingency Reserves for the years ended December 31, 2005, 2004, and 2003

Statutory Statements of Cash Flows for the years ended December 31, 2005, 2004, and 2003

Notes to Statutory Financial Statements

(b) Exhibits

Exhibit 1	Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account.(1)

Exhibit 2	Not Applicable.

Exhibit 3	(i) Principal Underwriting Agreement.(3)

(ii) Underwriting and Servicing Agreement.(3)

Exhibit 4	Form of Individual Annuity Contract.*

Exhibit 5	Form of Individual Annuity Application.*

Exhibit 6	(i) Copy of Articles of Incorporation of the Company.(1)

(ii) Copy of the Bylaws of the Company.(1)

1

Exhibit 7	Not Applicable.

Exhibit 8	(i) Form of Participation Agreement with MML Series Investment Fund*

(ii) Form of Participation Agreement with MML Series Investment Fund II*

Exhibit 9	Opinion and Consent of Counsel.*

Exhibit 10	(i) (a) Consent of Independent Registered Public Accounting Firm, KPMG LLP [to be filed with Pre-Effective Amendment]

(ii) Powers of Attorney for:

Stuart H. Reese*

Howard Gunton[5]

Roger G. Ackerman[2]

James R. Birle[4]

Gene Chao[4]

James H. DeGraffenreidt[4]

Patricia Diaz Dennis[2]

James L. Dunlap[4]

William B. Ellis[4]

Robert Essner[4]

Robert M. Furek[4]

William B. Marx, Jr.[4]

John F. Maypole[4]

Marc Racicot[4]

Thomas A. Monti[4]

Norman A. Smith[5]

Carol A. Leary[6]

Exhibit 11	Not Applicable.

Exhibit 12	Not Applicable.

Exhibit 14	None.

(1)	Incorporated by reference to Registrant’s initial Registration Statement (No. 333-45039) filed on January 28, 1998.

2

(2)	Incorporated by reference to Post Effective Amendment No. 6 to Registration Statement No. 333-49475 filed on Form N-6 on February 24, 2004.
(3)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 to Registration Statement No. 333-45039, filed on June 4, 1998.
(4)	Incorporated by reference to Initial Registration Statement No. 333-112626 filed on Form N-4 on February 9, 2004.
(5)	Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement No. 333-112626 filed on Form N-4 on February 1, 2005.
(6)	Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement No. 2-75412 filed on Form N-4 in April 2005.
*	Filed herewith.

Item 25. Directors and Officers of the Depositor

3

Directors of Massachusetts Mutual Life Insurance Company

Name, Position, Business Address	Principal Occupation(s) During Past Five Years
Roger G. Ackerman, Director P.O. Box 45 Phoenix, NY 13135	Corning, Inc. Chairman (2001) Chairman and Chief Executive Officer (1996-2000)

James R. Birle, Chairman 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Chairman (since 2005) Resolute Partners, LLC Chairman (since 1997)

Gene Chao, Director 733 SW Vista Avenue Portland, OR 97205	Computer Projections, Inc. Chairman, President and CEO (1991-2000)

James H. DeGraffenreidt, Jr., Director 101 Constitution Avenue, NW Washington, DC 20001	WGL Holdings, Inc. Chairman and Chief Executive Officer (since 2001) Chairman, President, and Chief Executive Officer (2000-2001) Chairman and Chief Executive Officer (1998-2000)

Patricia Diaz Dennis, Director 175 East Houston, Room 11-A-50 San Antonio, TX 78205

SBC Services, Inc.

Senior Vice President and Assistant General Counsel (since 2004)

SBC Telecommunications, Inc.

Senior Vice President and Assistant General Counsel (2004)

SBC West.

Senior Vice President, General Counsel & Secretary (2002-2004)

SBC Communications Inc.

Senior Vice President – Regulatory and Public Affairs (1998-2002)

James L. Dunlap, Director 1659 North Boulevard Houston, TX 77006	Ocean Energy, Inc. Vice Chairman (1998-1999)

William B. Ellis, Director 31 Pound Foolish Lane Glastonbury, CT 06033	Yale University School of Forestry and Environmental Studies Senior Visiting Fellow (since 1995)

Robert A. Essner, Director 5 Giralda Farms Madison, NJ 07940

Wyeth (formerly American Home Products)

Chairman, President and Chief Executive Officer (since 2002)

President and Chief Executive Officer (2001)

President and Chief Operating Officer (2000-2001)

Executive Vice President (1997-2000)

Wyeth-Ayerst Pharmaceuticals

President (1997-2000)

Robert M. Furek, Director 70 Waterside Lane West Hartford, CT 06107	Resolute Partners LLC Partner (since 1997) State Board of Trustees for the Hartford School System Chairman (1997-2000)

Carol A. Leary, Director 588 Longmeadow Street Longmeadow, MA 01106	Bay Path College President (since 1994)

Name, Position, Business Address	Principal Occupation(s) During Past Five Years
William B. Marx, Jr., Director 5 Peacock Lane Village of Golf, FL 33436-5299	Lucent Technologies Senior Executive Vice President (1996-1996)

John F. Maypole, Director 55 Sandy Hook Road – North Sarasota, FL 34242	Peach State Real Estate Holding Company Managing Partner (since 1984)

Marc Racicot, Director 1130 Connecticut Ave., NW, Suite 1000 Washington, DC 20036	American Insurance Association President (since 2005) Bracewell & Patterson, LLP Partner (2001-2005) State of Montana Governor (1993-2000)

Stuart H. Reese, Director, President and Chief Executive Officer 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company President and Chief Executive Officer (since 2005) Executive Vice President and Chief Investment Officer (1999-2005)

Executive Vice Presidents:

Name, Position, Business Address	Principal Occupation(s) During Past Five Years
Frederick Castellani 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President (since 2001) Senior Vice President (1996-2001)

Roger Crandall 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President and Chief Investment Officer (since June 2005)

Howard Gunton 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President & CFO (since 2001) Senior Vice President & CFO (1999-2001)

James E. Miller 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President (1997-2004) Executive Vice President and Chief Investment Officer (Oct 2005-present)

John V. Murphy 1295 State Street Springfield, MA 01111

OppenheimerFunds, Inc.

Chairman, President, and Chief Executive Officer (since 2001)

President & Chief Operating Officer (2000-2001)

Massachusetts Mutual Life Insurance Company

Executive Vice President (since 1997)

Babson Capital Management LLC

Chairman and Chief Executive Officer (since 2001)

President and Chief Executive Officer (1999-2001)

Massachusetts Mutual Life Insurance Company

Executive Vice President and Chief Investment Officer (since 1999)

Matthew Winter 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President (since 2001) Senior Vice President (1998-2001)

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The assets of the Registrant, under state law, are assets of MassMutual.

The registrant may also be deemed to be under common control with other separate accounts established by MassMutual and its life insurance subsidiaries, C.M. Life Insurance Company and MML Bay State Life Insurance Company, which are registered as unit investment trusts under the Investment Company Act of 1940.

The discussion that follows indicates those entities owned directly or indirectly by Massachusetts Mutual Life Insurance Company:

4

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

ORGANIZATIONAL SUMMARY

I. DIRECT SUBSIDIARIES OF MASSMUTUAL – MassMutual is the sole owner of each subsidiary unless otherwise indicated.

A.	CM Assurance Company (July 2, 1986), a Connecticut corporation which operates as a life and health insurance company. This subsidiary is inactive.

B.	CM Benefit Insurance Company (April 18, 1986), a Connecticut corporation which operates as a life and health insurance company. This subsidiary is inactive.

C.	C.M. Life Insurance Company (May 11, 1981), a Connecticut corporation which operates as a life and health insurance company.

1.	MML Bay State Life Insurance Company (April 1, 1935), a Connecticut corporation which operates as a life and health insurance company.

D.	MML Distributors, LLC (Nov. 10, 1994), a Connecticut limited liability company which operates as a securities broker-dealer. (MassMutual Holding LLC – 1%.)

E.	MassMutual Holding LLC (Nov. 30, 1984), a Delaware limited liability company which operates as a holding company for certain MassMutual entities.

MassMutual Holding LLC is the sole owner of each subsidiary or affiliate unless otherwise indicated.

1.	MML Investors Services, Inc. (Dec. 31, 1981), a Massachusetts corporation which operates as a securities broker dealer.

a.	MML Insurance Agency, Inc. (Nov. 16, 1990), a Massachusetts corporation which operates as an insurance broker.

b.	MMLISI Financial Alliances, LLC, a Delaware limited liability company which operates as a broker-dealer.

2.	MassMutual Holding MSC, Inc. (Dec. 26, 1996), a Massachusetts corporation which operates as a holding company for MassMutual positions in investment entities organized outside of the United States. This subsidiary qualifies as a “Massachusetts Security Corporation” under Chapter 63 of the Massachusetts General Laws. MassMutual Holding MSC, Inc. is the sole owner of each subsidiary or affiliate unless otherwise indicated.

a.	MassMutual Corporate Value Limited (Aug. 24, 1994), a Cayman Islands corporation which holds a 88.4% ownership interest in MassMutual Corporate Value Partners Limited, another Cayman Islands corporation operating as a high-yield bond fund. (MassMutual Holding MSC, Inc. – 46%)

1.)	MassMutual Corporate Value Partners Ltd. (Aug. 24, 1994), owned 88.4% by MassMutual Corporate Value Limited.

b.	9048-5434 Quebec, Inc. (April 4, 1997), a Canadian corporation, which used to operate as the owner of Hotel du Parc in Montreal, Quebec, Canada. Inactive.

c.	1279342 Ontario Limited (Jan. 29, 1998), a Canadian corporation which operates as the owner of Deerhurst Resort in Huntsville, Ontario, Canada.

3.	Cornerstone Real Estate Advisers, LLC (Jan. 20, 1994), a Delaware limited liability company which operates as an investment adviser.

a.	Cornerstone Office Management, LLC (May 28, 1987), a Delaware limited liability company which serves as the general partner of Cornerstone Suburban Office, L.P. (Cornerstone Real Estate Advisers, LLC – 50%; MML Realty Management Corporation – 50%).

4.	Babson Capital Management LLC (July 5, 1940), a Delaware limited liability company which operates as an investment adviser.

a.	Charter Oak Capital Management, Inc. (March 15, 1996), a Delaware corporation which formerly operated as a manager of institutional investment portfolios.

b.	Babson Capital Securities Inc. (July 1, 1994), a Massachusetts corporation which operates as a securities broker-dealer.

c.	Babson Capital Management Inc., a California corporation which holds a real estate license.

d.	FITech Asset Management, L.P. (“AM”) (June 9, 1999) is a Delaware Limited Partnership, formed to manage FITech Domestic Value, L.P. (“the Fund”), a “fund-of-funds” that invests in hedge funds. (Babson Capital Management LLC is a limited partner in AM with a controlling interest – 58%).

e.	FITech Domestic Partners, LLC (“DP”) (January 26, 2000) is a Delaware LLC that is the general partner of AM. (Babson Capital Management LLC owns a controlling interest -58% – of DP.)

f.	Leland Fund Multi G.P., Ltd. (March 8, 2001) is a corporation that acts as the general partner to several entities that comprise the hedge fund known as Leland.

g.	Babson Capital Guernsey Limited, an investment management company organized under the laws of Isle of Guernsey.

h.	Babson Capital Europe Limited, an institutional debt-fund manager organized under the laws of England and Wales.

1.)	Almack Holding Partnership GP Limited, an English company and wholly-owned subsidiary of Babson Capital Europe Limited, will serve as a general partner of each of Almack Leveraged 1 LP, Almack Unleveraged 1 LP, Almack Leveraged 2 LP and Almack Unleveraged 2 LP.

2.)	Almack Mezzanine Fund Limited, an English company and wholly-owned subsidiary of Babson Capital Europe Limited, will serve as general partner of Almack Mezzanine Founder LP and Almack Mezzanine I LP.

i.	S.I. International Assets, formerly known as Babson-Stewart Ivory International, is a Massachusetts general partnership that previously operated as a registered investment adviser. Babson Capital Management LLC holds a 50% ownership interest in the firm.

j.	Babson Investment Company, a Massachusetts securities corporation used to hedge certain employee benefit obligations of Babson Capital Management LLC.

5.	Oppenheimer Acquisition Corp. (June 21, 1990), a Delaware corporation which operates as a holding company for the Oppenheimer companies (MassMutual Holding LLC – 96.8%).

a.	OppenheimerFunds, Inc. (Oct. 23, 1987), a Colorado corporation which operates as the investment adviser to the Oppenheimer Funds.

1.)	Centennial Asset Management Corporation (May 8, 1987), a Delaware corporation which operates as investment adviser and general distributor of the Centennial Funds.

2.)	OppenheimerFunds Distributor, Inc. (July 3, 1978), a New York corporation which operates as a securities broker-dealer.

3.)	Oppenheimer Partnership Holdings, Inc. (Nov. 28, 1989), a Delaware corporation which operates as a holding company.

4.)	Oppenheimer Real Asset Management, Inc. (Dec. 22, 1988), a Delaware corporation which is the sub-adviser to a mutual fund investing in the commodities markets.

5.)	Shareholder Financial Services, Inc. (Nov. 1, 1989), a Colorado corporation which operates as a transfer agent for mutual funds.

6.)	Shareholder Services, Inc. (Sept. 16, 1987), a Colorado corporation which operates as a transfer agent for various Oppenheimer and MassMutual funds.

7.)	OFI Private Investments, Inc. (March 20, 2000) is a New York based registered investment adviser which manages smaller separate accounts, commonly known as wrap-fee accounts, which are introduced by unaffiliated broker-dealers, on a subadvisory basis for a stated fee.

8.)	OFI Institutional Asset Management. Inc. (Nov. 20, 2000) is a New York based registered investment advisor which provides investment supervisory services on a discretionary basis to individual accounts, pension plans, insurance company separate accounts, public funds and corporations for a stated fee.

a.)	Trinity Investment Management Corporation (Nov. 1, 1974), a Pennsylvania corporation and registered investment adviser which provides portfolio management and equity research services primarily to institutional clients.

b.)	OFI Trust Company (1988), a New York corporation which conducts the business of a trust company.

c.)	HarbourView Asset Management Corporation (April 17, 1986), a New York corporation which operates as an investment adviser.

d.)	OppenheimerFunds (Asia) Limited, a Hong Kong mutual fund marketing company. (5% by OFI)

9.)	OppenheimerFunds International, Ltd. (July 9, 1997) is a Dublin based investment advisor that advises the Oppenheimer offshore funds known as the Oppenheimer Funds plc.

b.	Tremont Capital Management, Inc. (June 28, 2001), a New York-based investment services provider which specializes in hedge funds.

1.)	Tremont (Bermuda), Ltd., a Bermuda-based investment adviser.

a.)	Tremont Life Holdings Limited (Dec. 12, 2001), a corporation organized under the laws of Bermuda. (less than 10% is owned by Tremont (Bermuda), Ltd.)

2.)	Tremont Partners, Inc., (1984) a Connecticut corporation that is a registered investment adviser.

3.)	Tremont Capital Management Limited, a company based in the United Kingdom.

4.)	Tremont Futures, Inc. (July 14, 1998), a Delaware company that acts as a commodity pool operator and commodity trading adviser.

5.)	Tremont Securities, Inc., a New York company that acts as a registered broker dealer.

6.)	Tremont Capital Management, Corp. (owned 77% by Tremont Capital Management, Inc.), a New York company.

7.)	Credit Suisse First Boston Tremont Index LLC (less than 25% owned by Tremont Capital Management, Inc.), a New York company.

8.)	Tremont Capital Management (Ireland) Limited, the manager of an Irish umbrella trust that manages a series of non-US strategy based funds.

6.	Golden Retirement Resources, Inc. (June 16, 2000), a Delaware corporation that develops insurance-related products. (MassMutual Holding LLC-86%).

7.	HYP Management LLC (July 24, 1996), a Delaware limited liability company which operates as the “LLC Manager” of MassMutual High Yield Partners II LLC, a high yield bond fund.

8.	MassMutual Benefits Management, Inc. (March 20, 1991), a Delaware corporation which supports MassMutual with benefit plan administration and planning services.

9.	MMHC Investment LLC (July 24, 1996), a Delaware limited liability company which is a passive investor in MassMutual/Darby CBO IM, Inc., MassMutual/Darby CBO LLC, MassMutual High Yield Partners II LLC, and other MassMutual investments.

a.	MassMutual/Darby CBO IM Inc. (Dec. 5, 1997), a Delaware corporation which operates as the “LLC Manager” of MassMutual/Darby CBO LLC, a collateralized bond obligation fund. (MMHC Investment, Inc. – 50%)

10.	MML Realty Management Corporation (Oct. 14, 1968), a Massachusetts corporation which formerly operated as a manager of properties owned by MassMutual.

c.	Cornerstone Office Management, LLC (May 28, 1987), a Delaware limited liability company which serves as the general partner of Cornerstone Suburban Office, L.P. (MML Realty Management Corporation – 50%; Cornerstone Real Estate Advisers LLC – 50%).

11.	MassMutual International, Inc. (Feb. 19, 1996), a Delaware corporation which operates as a holding company for those entities constituting MassMutual’s international insurance operations. MassMutual International, Inc. is the sole owner of each of the subsidiaries or affiliates listed below unless otherwise indicated.

a.	MassMutual Asia Limited, a corporation organized in Hong Kong which operates as a life insurance company. (Owned 99.9% by MassMutual International, Inc. and .01% by MassMutual Holding LLC.

1.)	MassMutual Insurance Consultants Limited, a corporation organized in Hong Kong which operates as a general insurance agent.

2.)	MassMutual Trustees Limited, a corporation organized in Hong Kong which operates as an approved trustee for the mandatory provident funds. (Owned 20% each by MassMutual Asia Limited, MassMutual Services Limited (in trust for MassMutual Asia Ltd.), MassMutual Guardian Limited (in trust for MassMutual Asia Ltd.) and Kenneth Yu (in trust for MassMutual Asia Ltd.)).

3.)	Protective Capital (International) Limited, a corporation organized in Hong Kong which is a dormant investment company currently holding 12% of MassMutual Life Insurance Company in Japan.

4.)	MassMutual Services Limited, a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive. (MassMutual Asia Ltd. – 50%, Elroy Chan – 50% (in trust for MassMutual Asia Ltd.))

5.)	MassMutual Guardian Limited, a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive. (MassMutual Asia Ltd. – 50%, Elroy Chan – 50% (in trust for MassMutual Asia Ltd.))

6.)	MassMutual Asia Investors Limited, a Hong Kong company that provides investment advisory services.

b.	MassMutual Internacional (Chile) Limitada, a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual International, Inc. – 79.43%; MassMutual Holding LLC – .07%; 1279342 Ontario Limited – 20.5%)

1.)	Compañia de Seguros Vida Corp S.A., corporation organized in the Republic of Chile which operates as an insurance company. (MassMutual Internacional (Chile) S.A. – 33.5%)

2.)	Origen Inversiones S.A., a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual Internacional (Chile) S.A. – 33.5%)

c.	MassMutual (Bermuda) Ltd., a corporation organized in Bermuda which operates as an exempted insurance company.

d.	MassMutual Europe S.A., a corporation organized in the Grand Duchy of Luxembourg which operates as a life insurance company. (MassMutual International, Inc. – 99.9%; MassMutual Holding LLC – .01%)

e.	MassMutual International Holding MSC, Inc., a Massachusetts corporation which currently acts as a holding company for MMI’s interest in Taiwan.

1.)	MassMutual Mercuries Life Insurance Company, a Taiwan corporation which operates as a life insurance company. (MassMutual International Holding MSC, Inc. – 38%)

a.) Fuh Hwa Investment Trust Co. Ltd, a mutual fund firm in Taiwan (MM Mercuries Life Insurance Company – 31%; MassMutual International Holding MSC, Inc. – 18.4%)

f.	MassMutual Life Insurance Company, a Japanese corporation which operates as a life insurance company. (MassMutual International, Inc. – 88.7%; MM Real Estate Co., Ltd. – 1.3%; Protective Capital (International) Ltd. – 9.9%)

1.)	MM Real Estate Co., Ltd., a Japanese entity which holds and manages real estate. (MassMutual Life Insurance Company – 4.8%; MassMutual International, Inc. – 95.2%)

2.)	MassMutual Leasing Company, a Japanese company that leases office equipment and performs commercial lending. (MM Real Estate Co., Ltd. – 90%; MassMutual Life Insurance Company – 10%.)

12.	MassMutual Funding LLC (May 11, 2000), a Delaware limited liability company which issues commercial paper.

13.	MassMutual Assignment Company (Oct. 4, 2000), a North Carolina corporation which operates a structured settlement business.

14.	MML Financial, LLC (May 7, 2004), a Delaware limited liability company which operates as a holding company.

a.	MMLA UK Limited, MMLA UK Limited, a limited liability company organized under the laws of England and Wales.

b.	MML Investment Products, LLC, (November 9, 2004) a Delaware limited liability company licensed to carry on any lawful business purpose or activity not restricted by the Delaware Limited Liability Company Act. This company primarily makes investments.

c.	MML Assurance, Inc. (November 29, 2004), a New York insurance company.

15.	MassMutual Holdings (Bermuda) Ltd., a Bermuda company that acts as a holding company for certain MassMutual subsidiaries.

a.	Baring Asset Management Limited (April 6, 1994), a company incorporated under the laws of England and Wales that acts as an investment manager/adviser.

1.)	Baring Asset Management Life Limited (December 6, 1999), a company incorporated under the laws of England and Wales that acts as an authorized representative of NNUK under Section 44 of the Financial Services Act of 1986.

2.)	Baring Fund Managers Limited (October 29, 1968), a company incorporated under the laws of England and Wales that acts as a manager of BAM UK Collective Investment Schemes.

3.)	Baring International Investment Limited (June 7, 1979), a company incorporated under the laws of England and Wales that acts as an investment manager/adviser.

4.)	Baring Pension Trustees Limited, a company organized under the laws of England and Wales that acts as a trustee for the pension scheme covering UK-based employees of Baring Asset Management Limited.

5.)	Baring Private Investment Management Limited (February 23, 1989), a company incorporated under the laws of England and Wales. This is a non-trading company.

6.)	Baring Investment Services Limited (May 18, 1988), a company incorporated under the laws of England and Wales that acts as a service company which supports all the BAM Group operating companies within the UK

7.)	Baring International Investment Management Holdings Limited (November 12, 1985), a company incorporated under the laws of England and Wales that acts as and intermediate holding company.

a.)	Baring Asset Management A.G. (February 21, 2000), a company incorporated under the laws of Germany that provides marketing and client services regarding investment funds and other asset management products of the BAM group.

b.)	Baring Asset Management France S.A. (July 24, 1997), a company incorporated under the laws of France that acts as an investment manager/adviser.

c.)	Baring Investment Administrative Services (South Africa) Limited (September 4, 1998), a company incorporated under the laws of South Africa. The company was incorporated to serve as the South African Representative Office for selected collective investment schemes as contemplated in the Regulations made pursuant to Section 37A(1) of the Units Trusts Control Act, 1981 as amended.

d.)	Baring International Investment Management Limited (October 26, 1973), an intermediate holding company organized in Hong Kong.

i.	Baring Mutual Fund Management S.A. (June 8, 1989), a company organized in the Grand Duchy of Luxembourg that acts as the manager of the New Russia Fund.

ii.	Baring Asset Management UK Holdings Limited (October 25, 1983), a company incorporated under the laws of England and Wales that acts as and intermediate holding company.

aa.	Baring Asset Management (CI) Limited (July 18, 1990), an investment management company organized under the laws of the Isle of Guernsey.

bb.	Baring International Fund Managers (Ireland) Limited (July 16, 1990), a company incorporated under the laws of Ireland that acts as a manager of BAM Irish Collective Investment Schemes and Funds.

cc.	Baring Mutual Fund Management (Ireland) Limited (November 29, 1991), a company incorporated under the laws of Ireland that acts as an investment adviser.

dd.	Baring Sice (Taiwan) Limited (March 15, 1990), a regulated company organized in Taiwan.

ee.	Baring Asset Management (Japan) Limited (January 13, 1986), a company organized in Japan that acts as an investment adviser.

ff.	Baring Asset Management (Australia) Pty Limited (June 6, 1986), an investment adviser incorporated under the laws of Australia.

gg.	Baring Asset Management (Asia) Holdings Limited (June 7, 1985), an intermediate holding company organized in Hong Kong.

i.)	Baring Asset Management (Asia) Limited (March 15, 1985), a company organized in Hong Kong that acts as an investment adviser.

ii.)	Baring International Fund Managers (Bermuda) Limited (September 13, 1988), a company incorporated under the laws of Bermuda that acts as a trustee of Baring Korea Trust Fund Ltd.’s undistributed funds.

16.	Baring Asset Management Holdings, Inc. (March 16, 1979), a Delaware corporation that acts as an intermediate holding company.

a.	Baring Asset Management, Inc. (September 28, 1967), a Massachusetts corporation that acts as an investment adviser.

b.	Baring Investment Services, Inc. (December 22, 1987), a Delaware corporation that acts as a captive broker-dealer.

17.	MassMutual Investment Management Company (May 28, 2004), a Japanese registered investment advisor.

F.	MassMutual Mortgage Finance, LLC (May 11, 1998), a Delaware limited liability company which makes, acquires, holds and sells mortgage loans.

G.	The MassMutual Trust Company (Jan. 12, 2000), a federally chartered stock savings bank which performs trust services.

H.	MassMutual Owners Association, Inc. (Feb. 14, 2002), a Massachusetts company which is authorized to conduct sales and marketing operations.

II. REGISTERED INVESTMENT COMPANY AFFILIATES

Each of the following entities is a registered investment company sponsored by MassMutual or one of its affiliates.

A.	MassMutual Premier Funds, a Massachusetts business trust which operates as an open-end investment company. MassMutual serves as investment adviser to the trust.

B.	MML Series Investment Fund, a Massachusetts business trust which operates as an open-end investment company. All shares issued by the trust are owned by MassMutual and certain of its affiliates. MassMutual serves as investment adviser to the trust.

C.	MassMutual Corporate Investors, a Massachusetts business trust which operates as a closed-end investment company.

D.	MassMutual Select Funds, a Massachusetts business trust which operates as an open-end investment company. MassMutual serves as investment adviser to the trust.

E.	MassMutual Participation Investors, a Massachusetts business trust which operates as a closed-end investment company.

F.	Panorama Series Fund, Inc., a Maryland corporation which operates as an open-end investment company. All shares issued by the fund are owned by MassMutual and certain affiliates.

G.	MML Series Investment Fund II, a Massachusetts business trust which operates as an open-end investment company. All shares issued by the trust are owned by MassMutual and certain of its affiliates. MassMutual serves as investment adviser to the trust.

Item 27. Number Of Contract Owners

Not applicable because there were no contracts sold as of the date of this registration statement.

Item 28. Indemnification

5

MassMutual directors and officers are indemnified under Article V of the by-laws of Massachusetts Mutual Life Insurance Company, as set forth below.

Article	V. of the Bylaws of MassMutual provide for indemnification of directors and officers as follows:

Article	V. Subject to limitations of law, the Company shall indemnify:

(a)	each director, officer or employee;

(b)	any individual who serves at the request of the Company as a director, board member, committee member, officer or employee of any organization or any separate investment account; or

(c)	any individual who serves in any capacity with respect to any employee benefit plan,

from and against all loss, liability and expense imposed upon or incurred by such person in connection with any action, claim or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened, by reason of any alleged act, omission or otherwise while serving in any such capacity.

Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person’s heirs and legal representatives. Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards of any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof.

Notwithstanding the foregoing, no indemnification shall be provided with respect to:

(1)	any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;
(2)	any liability to any entity which is registered as an investment company under the Federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office; and

(3)	any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person’s indemnification is awarded by vote of the Board of Directors.

In any matter disposed of by settlement or in the event of an adjudication which in the opinion of General Counsel or his delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (1), (2) and (3), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person’s conduct was such as precludes indemnification under any of such paragraph.

The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under this Article V.

Item 29. Principal Underwriters

(a) MML Distributors, LLC, a controlled subsidiary of MassMutual, acts as principal underwriter for registered separate accounts of MassMutual, C.M. Life and MML Bay State.

(b) MML Distributors, LLC, is the principal underwriter for the contracts. The following people are officers and member representatives of the principal underwriter.

6

OFFICERS AND MEMBER REPRESENTATIVES MML DISTRIBUTORS, LLC

Name	Officer	Business Address
Peter G. Lahaie	President Chief Executive Officer Main OSJ Supervisor Chief Financial Officer Treasurer	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Thomas A. Monti	Member Representative Massachusetts Mutual Life Insurance Co. Member Representative MassMutual Holding Co.	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Ronald E. Thomson	Vice President	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Matthew E. Winter	Executive Vice President	1295 State Street Springfield, MA 01111-0002

Robert S. Rosenthal	Vice President Chief Legal Officer Assistant Secretary	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

William F. Monroe, Jr.	Vice President	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Kevin LaComb	Assistant Treasurer	1295 State Street Springfield, MA 01111-0002

Sally Fortier Murphy	Secretary	1295 State Street Springfield, MA 01111-0002

Edward K. Duch, III	Assistant Secretary	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Marilyn A. Sponzo	Chief Compliance Officer	1295 State Street Springfield, MA 01111-0002

Marilyn Edstrom	Entity Contracting Officer	1295 State Street Springfield, MA 01111-0002

Anne Melissa Dowling	Large Corporate Marketing Supervisor	140 Garden Street Hartford, CT 06154

David W. O’Leary	Hartford OSJ Supervisor Variable Annuity Supervisor	140 Garden Street Hartford, CT 06154

Edward D. Youmell	Continuing Education Officer	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Michael Tanguay	Registration Manager	1295 State Street Springfield, MA 01111-0002

Jennifer L. Lake	Cash and Trading Supervisor Assistant Treasurer	1295 State Street Springfield, MA 01111-0002

Bruce C. Frisbie	Assistant Treasurer	1295 State Street Springfield, MA 01111-0002

Donna K. Resutek	Chief Information Officer	1295 State Street Springfield, MA 01111-0002

Eugene Charon	Assistant Vice President and Assistant Treasurer	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Item 30. Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant at 140 Garden Street, Hartford, CT.

Item 31. Management Services

Not Applicable.

Item 32. Undertakings

(a)	Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

(b)	Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)	Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

(d)	Massachusetts Mutual Life Insurance Company hereby represents that the fees and charges deducted under the individual deferred variable annuity contract described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Massachusetts Mutual Life Insurance Company.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Massachusetts Mutual Variable Annuity Separate Account 4, certifies that it has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 5th day of month December, 2005.

MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4 MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY (Depositor)

By:	/s/ Stuart H. Reese*
Director, President and Chief Executive Officer Massachusetts Mutual Life Insurance Company

/s/ ROBERT LIGUORI
On December 5, 2005, as Attorney-in-Fact pursuant to power of attorney.

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

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Signature	Title	Date

/s/ STUART H. REESE* Stuart H. Reese	Director, President and Chief Executive Officer (Principal Executive Officer)	December 5, 2005

/s/ HOWARD GUNTON* Howard Gunton	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	December 5, 2005

/s/ NORMAN A. SMITH* Norman A. Smith	Vice President and Controller (Principal Accounting Officer)	December 5, 2005

/S/ ROGER G. ACKERMAN* Roger G. Ackerman	Director	December 5, 2005

/s/ JAMES R. BIRLE* James R. Birle	Director	December 5, 2005

/s/ GENE CHAO* Gene Chao	Director	December 5, 2005

/s/ JAMES H. DEGRAFFENREIDT, JR.* James H. DeGraffenreidt, Jr.	Director	December 5, 2005

/S/ PATRICIA DIAZ DENNIS* Patricia Diaz Dennis	Director	December 5, 2005

/s/ JAMES L. DUNLAP* James L. Dunlap	Director	December 5, 2005

/s/ WILLIAM B. ELLIS* William B. Ellis	Director	December 5, 2005

/s/ ROBERT ESSNER* Robert Essner	Director	December 5, 2005

/s/ ROBERT M. FUREK* Robert M. Furek	Director	December 5, 2005

/s/ CAROL A. LEARY* Carol A. Leary	Director	December 5, 2005

/s/ WILLIAM B. MARX, JR.* William B. Marx, Jr.	Director	December 5, 2005

/s/ JOHN F. MAYPOLE* John F. Maypole	Director	December 5, 2005

/S/ MARC RACICOT* Marc Racicot	Director	December 5, 2005

/s/ ROBERT LIGUORI *Robert Liguori	On December 5, 2005, as Attorney-in-Fact pursuant to powers of attorney

INDEX TO EXHIBITS

Exhibit 4	Form of Individual Annuity Contract

Exhibit 5	Form of Individual Annuity Application

Exhibit 8	Form of Participation Agreement with MML Series Investment Fund and MML Series Investment Fund II

Exhibit 9	Opinion and Consent of Counsel

Exhibit 10	Power of Attorney Stuart H. Reese

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